Exhibit 99.2

Execution Version

INVESTMENT AND TRANSACTION AGREEMENT

BY AND AMONG

I.D. SYSTEMS, INC.,

POWERFLEET, INC.,

POWERFLEET US ACQUISITION INC.

and

THE INVESTORS NAMED HEREIN

MARCH 13, 2019

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5.14	Taxes	16
5.15	Employees and Employee Benefit Plans	20
5.16	Labor and Employment Matters	22
5.17	Insurance	23
5.18	Properties	23
5.19	Intellectual Property	24
5.20	Environmental Matters	28
5.21	Material Contracts	28
5.22	Customers and Suppliers	32
5.23	Compliance with Anti-Corruption, Money Laundering, Import, Export Controls and Economic Sanctions	32
5.24	Finders’ Fees, etc	33
5.25	Related Party Transactions	33
5.26	Application of Takeover Protections; Rights Agreements	33
5.27	Tax Treatment	34
5.28	No Directed Selling Efforts or General Solicitation	34
5.29	No Integrated Offering	34
5.30	Rule 506 Compliance	34
5.31	Private Placement	35
5.32	Shell Company Status	35
5.33	Investment Company	35
5.34	No Fiduciary	35
5.35	Acquisition Transactions	35
5.36	Disclosure Documents	35
5.37	Full Disclosure	36

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS		36

6.01	Organization and Existence	36
6.02	Authorization	36
6.03	Investment Intent	37
6.04	Investment Experience	37
6.05	Disclosure of Information	37
6.06	Legends	37
6.07	Accredited Investor	38
6.08	No General Solicitation	38
6.09	Brokers and Finders	38
6.10	Rule 506 Compliance	38
6.11	Disclosure Documents	38
6.12	Tax Matters	38

ARTICLE 7 COVENANTS AND AGREEMENTS		39

7.01	Conduct of the Company	39
7.02	No Solicitation	44
7.03	Stockholders’ Meeting	47
7.04	Joint Proxy Statement/Prospectus; Registration Statement	48
7.05	Reservation of Common Stock	50
7.06	Reports; Furnishing of Information	50

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7.07	Listing of Underlying Shares and Related Matters; Furnishing of Information	50
7.08	Removal of Legends	51
7.09	Porsche Merger Agreement	51
7.10	Transfer Restrictions	52
7.11	Efforts	52
7.12	Notice of Certain Events	53
7.13	Access to Information	53
7.14	Stockholder Litigation	55
7.15	Debt Financing	55
7.16	Standstill	57
7.17	Tax Consequences	58

ARTICLE 8 ADDITIONAL ACTIONS TO BE TAKEN IN CONNECTION WITH THE PARENT MERGER		59

8.01	Assumption of Equity Compensation Plans and Employment Agreements	59
8.02	Intentionally Omitted	59
8.03	Insurance	59
8.04	Section 16	59

ARTICLE 9 CONDITIONS TO CLOSING		60

9.01	Conditions to the Investors’ Obligations	60
9.02	Conditions to Obligations of the Company and Parent	63

ARTICLE 10 TERMINATION AND ABANDONMENT		64

10.01	Termination	64
10.02	Notice and Effect of Termination; Expense Reimbursement	65

ARTICLE 11 INDEMNIFICATION		66

11.01	Survival	66
11.02	Indemnification	67
11.03	Conduct of Indemnification Proceedings	68

ARTICLE 12 MISCELLANEOUS PROVISIONS		69

12.01	Publicity	69
12.02	Amendment and Modification	69
12.03	Extension; Waiver	70
12.04	Expenses	70
12.05	Representation; Conflict Waiver	70
12.06	Notices	71
12.07	Counterparts; Effectiveness	72
12.08	Entire Agreement; Third Party Beneficiaries	72
12.09	Severability	72
12.10	Assignment	72
12.11	Governing Law; Exclusive Jurisdiction	72
12.12	Remedies; Enforcement	73
12.13	WAIVER OF JURY TRIAL	74
12.14	Non-Recourse	74
12.15	Definitions	74
12.16	Other Definitional and Interpretative Provisions	87

EXHIBITS
Exhibit A:	Registration Rights Agreement
Exhibit B-1:	Company Stockholders Party to Voting Agreements
Exhibit B-2:	Voting Agreement
Exhibit C:	Certificate of Merger
Exhibit D:	Restated Certificate of Incorporation of the Company
Exhibit E:	Restated Bylaws of the Company
Exhibit F-1:	Parent Charter
Exhibit F-2:	Restated Bylaws of Parent
Exhibit G:	Legal Opinion
Exhibit H:	Indemnification Agreement

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INVESTMENT AND TRANSACTION AGREEMENT

THIS INVESTMENT AND TRANSACTION AGREEMENT (this “Agreement”), dated as of March 13, 2019, is entered into by and among I.D. Systems, Inc., a Delaware corporation (the “Company”), PowerFleet, Inc., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of the Company (“Parent”), PowerFleet US Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the investors set forth on Schedule I, affixed hereto, as such Schedule may be amended from time to time in accordance with the terms of this Agreement (each an “Investor” and collectively, the “Investors”). Capitalized terms used in this Agreement and not otherwise defined above or in the text below have the meanings given to them in Section 12.15.

W  I  T  N  E  S  S  E  T  H:

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition and inducement to the Investors’ willingness to enter into this Agreement, Parent is entering into an Agreement and Plan of Merger (the “Porsche Merger Agreement”), pursuant to which Powerfleet Israel Holding Company Ltd., a newly-formed Israeli corporation and wholly-owned subsidiary of Parent (“Porsche Holdco”) will, concurrently with or immediately following the Closing, acquire Pointer Telocation Ltd. (“Porsche”), upon the terms and conditions set forth in the Porsche Merger Agreement for consideration consisting of cash and shares of Parent Common Stock (the “Acquisition”);

WHEREAS, the terms, conditions and inducements to Parent and Porsche Holdco entering into the Porsche Merger Agreement are likewise inducements to the Investors entering into this Agreement, without which, the Investors would not enter into this Agreement;

WHEREAS, in connection with the transactions contemplated by this Agreement and the Porsche Merger Agreement, the Company desires to reorganize into a new holding company structure by merging Merger Sub with and into the Company (the “Parent Merger”), with the Company surviving as a wholly-owned subsidiary of Parent;

WHEREAS, Parent desires to issue and sell to the Investors, and the Investors desire to purchase from Parent, upon the terms and conditions stated in this Agreement, an aggregate of up to 50,000 shares (the “Investment Shares”) of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), such Series A Preferred Stock to have the designations, powers, preferences and rights, and the qualifications, limitations and restrictions thereof, set forth in the Parent Charter, including the right to convert into shares of Parent Common Stock (subject to adjustment) (the “Conversion Shares”) upon the terms and conditions set forth in the Parent Charter, at a purchase price of $1,000.00 per whole Investment Share (the “Per Share Price”) for an aggregate purchase price of up to $50,000,000.00 (the “Purchase Price”);

WHEREAS, contemporaneous with the sale of the Investment Shares, Parent and the Investors will enter into a Registration Rights Agreement, in the form of Exhibit A annexed hereto and made a part hereof (the “Registration Rights Agreement”), pursuant to which, among other things, Parent will agree to provide certain registration rights to the Investors with respect to the Securities under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws;

WHEREAS, the Company, Parent and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act;

WHEREAS, immediately after the sale of the Investment Shares, Parent desires to (i) make certain loans to Porsche Holdco pursuant to one or more capital notes, (ii) contribute all or a portion of the proceeds from the sale of the Investment Shares to Porsche Holdco and (iii) contribute the Acquisition Shares to Porsche Holdco, in each case to facilitate the Acquisition (collectively, the “Porsche Holdco Loan and Contribution Transactions”);

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) taken together with the issuance and sale of the Investment Shares to the Investors and the Acquisition pursuant to the Porsche Merger Agreement, the Parent Merger and the receipt of Parent Common Stock for Company Common Stock by the historic stockholders of the Company shall qualify as an exchange described in Section 351 of the Code, (b) the Parent Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (c) this Agreement constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of each of the Company, Parent and Merger Sub has (a) determined that the Parent Merger and the other Investment Transactions are fair to and in the best interests of their respective companies and respective stockholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Parent Merger and the other Investment Transactions, (c) resolved, in the case of the Company and Merger Sub, to recommend to their respective stockholders that such holders adopt this Agreement, and (d) directed, in the case of the Company and Merger Sub, that this Agreement be submitted to their respective stockholders for their adoption;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition and inducement to the Investors’ willingness to enter into this Agreement, the stockholders of the Company set forth on Exhibit B-1 are entering into voting undertakings with the Investors, the Company and Porsche, each in the form attached hereto as Exhibit B-2 (the “Voting Agreements”);

WHEREAS, Parent, as the sole stockholder of Merger Sub, has acted by written consent in lieu of a meeting to adopt this Agreement in accordance with the DGCL and the Certificate of Incorporation and Bylaws of Merger Sub, in each case as in effect as of the date hereof, which consent by its terms shall be effective immediately following the execution of this Agreement by the Parties; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Investment Transactions and also to prescribe certain conditions to the Investment Transactions.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
INVESTMENT AND ACQUISITION TRANSACTIONS

The Parties hereby agree that, on the terms and subject to the conditions set forth in the applicable Transaction Documents, the Transactions shall be consummated as follows:

1.01 Parent Charter. The Company and Parent shall cause the Parent Charter to be filed with the Secretary of State of the State of Delaware, to be effective as of 8:00 A.M. New York time on the Closing Date (the “Parent Charter Effective Time”), in accordance with Section 2.03 of this Agreement.

1.02 Parent Merger. The Company, Parent and Merger Sub shall cause the Parent Merger to become effective as of 8:01 A.M. New York time on the Closing Date (the “Parent Merger Effective Time”) in accordance with ARTICLE 2 and ARTICLE 3 of this Agreement.

1.03 Purchase and Sale of the Investment Shares. Parent and the Investors shall consummate the purchase and sale of the Investment Shares effective as of 8:02 A.M. New York time on the Closing Date (the “Investment Effective Time”) in accordance with ARTICLE 4 of this Agreement.

1.04 Porsche Holdco Loan and Contribution Transactions. Parent shall, and shall cause Porsche Holdco to, consummate the Porsche Holdco Loan and Contribution Transactions effective as of 8:03 A.M. New York time on the Closing Date, on the terms, and pursuant to such documentation and instruments, as are acceptable to, and approved in advance by, the Investors in their sole and absolute discretion.

1.05 Debt Financing. Parent shall, and shall cause Porsche Holdco and Porsche Merger Sub to, consummate the Debt Financing effective as of 8:04 A.M. New York time on the Closing Date, on the terms, and pursuant to such documentation and instruments, as are acceptable to, and approved in advance by, the Investors in their sole and absolute discretion.

1.06 The Acquisition. Parent shall, and shall cause Porsche Holdco and Porsche Merger Sub to, consummate the Acquisition and the other Acquisition Transactions effective as of 8:05 A.M. New York time on the Closing Date in accordance with the Acquisition Documents as in effect of the date hereof, as applicable, or with such changes, or in such form and substance, as the Investors shall have consented to in writing.

ARTICLE 2
THE PARENT MERGER

2.01 The Parent Merger. In accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and subject to and upon the terms and conditions of this Agreement, Merger Sub shall, at the Parent Merger Effective Time, be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

2.02 Parent Merger Effective Time.

(a) As soon as practical on the Closing Date, and in any event at or prior to the Parent Merger Effective Time, Parent, the Company and Merger Sub shall cause the Parent Merger to be consummated by filing a certificate of merger, substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and making all other filings or recordings required under the DGCL to effect the Parent Merger. The Parent Merger shall become effective as of the Parent Merger Effective Time.

(b) The Parent Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Parent Merger Effective Time all the assets and property of every kind and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises and authority of Merger Sub and the Company shall vest in the Surviving Corporation, and all obligations and liabilities of Merger Sub and the Company shall become the obligations and liabilities of the Surviving Corporation.

2.03 Organizational Documents.

(a) Certificate of Incorporation of the Surviving Corporation. At the Parent Merger Effective Time, by virtue of the Parent Merger and without any action on the part of Merger Sub or the Company, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read in the form attached hereto as Exhibit D and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) Bylaws of the Surviving Corporation. As of the Parent Merger Effective Time, by virtue of the Parent Merger and without any action on the part of Merger Sub or the Company, the Bylaws of the Company shall be amended and restated in their entirety to read in the form attached hereto as Exhibit E and as so amended and restated shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and in accordance with the DGCL and the certificate of incorporation of the Surviving Corporation.

(c) Parent. As soon as practical on the Closing Date, and in any event at or prior to the Parent Charter Effective Time, Parent agrees to file (and the Company as the sole stockholder of Parent hereby approves the filing of) an Amended and Restated Certificate of Incorporation of Parent in the form attached hereto as Exhibit F-1 (the “Parent Charter”), with the Secretary of State of the State of Delaware, to be effective as of the Parent Charter Effective Time. At the Parent Charter Effective Time, the Bylaws of Parent shall be amended and restated in their entirety to read in the form attached hereto as Exhibit F-2 and as so amended and restated shall be the Bylaws of Parent until thereafter changed or amended as provided therein and in accordance with the DGCL and the Parent Charter.

2.04 Directors and Officers.

(a) Surviving Corporation. The Parties shall take all actions necessary so that immediately after the Parent Merger Effective Time, (i) the Persons set forth on Schedule 2.04(a)(i) shall be the directors of the Surviving Corporation and (ii) the Persons set forth on Schedule 2.04(a)(ii) shall be the officers of the Surviving Corporation, in each case, to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation from the Parent Merger Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) Parent. The Parties shall take all actions necessary so that immediately after the Parent Merger Effective Time, (i) the Persons set forth on Schedule 2.04(b)(i) shall be the directors of Parent and (ii) the Persons set forth on Schedule 2.04(b)(ii) shall be the officers of Parent, in each case, to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Parent from the Parent Merger Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

2.05 Additional Actions. Subject to the terms of this Agreement, the Parties shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Parent Merger and to comply with the requirements of the applicable provisions of the DGCL. At any time after the Parent Merger Effective Time, the officers and directors of the Surviving Corporation shall be authorized to secure and deliver, in the name and on behalf of each of Merger Sub and the Company, any deeds, bills of sale, assignments and assurances, and to take and do, in the name and on behalf of each of Merger Sub and the Company or otherwise, all such actions and things, as may be necessary or desirable to vest, perfect or confirm in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of either Merger Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Parent Merger, or otherwise to carry out this Agreement.

ARTICLE 3
EFFECTS OF THE PARENT MERGER

3.01 Conversion of Securities. At the Parent Merger Effective Time, by virtue of the Parent Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Parent Merger Effective Time (other than any Company Common Stock to be cancelled pursuant to Section 3.01(b)) shall be converted automatically into the right to receive one validly issued, fully paid and nonassessable share of Parent Common Stock.

(b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company immediately prior to the Parent Merger Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Parent Merger Effective Time shall be cancelled and extinguished and converted automatically into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Common Stock of Parent. As of the Parent Merger Effective Time, the Company shall surrender each share of Parent Common Stock that is owned by the Company immediately prior to the Parent Merger Effective Time for cancellation and each such share shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

3.02 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available to any holders of Company Common Stock in connection with the Parent Merger.

3.03 No Surrender of Certificates; Book-Entry Shares. Until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding certificate that, immediately prior to the Parent Merger Effective Time, evidenced shares of Company Common Stock shall, from the Parent Merger Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Parent Common Stock. In addition, each outstanding book-entry share that, immediately prior to the Parent Merger Effective Time, evidenced shares of Company Common Stock shall, from and after the Parent Merger Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Parent Common Stock.

3.04 Company Options. At the Parent Merger Effective Time, each Company Option then outstanding, whether or not vested or exercisable, shall be converted automatically into a stock option to purchase an identical number of shares of Parent Common Stock, on the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Company Option immediately prior to the Parent Merger Effective Time, and as set forth in the documentation relating to such Company Option, including any applicable Company Equity Plan (and related documents).

3.05 Company Restricted Stock Awards. At the Parent Merger Effective Time, each Company Restricted Stock Award then outstanding, whether or not vested or exercisable, shall be converted automatically into a restricted stock award with respect to shares of Parent Common Stock, on the same terms and conditions (including vesting schedule) as applied to such Company Restricted Stock Award immediately prior to the Parent Merger Effective Time, and as set forth in the documentation relating to such Company Restricted Stock Award, including any applicable Company Equity Plan (and related documents).

ARTICLE 4
PURCHASE AND SALE OF SECURITIES

4.01 Purchase and Sale of the Investment Shares. Subject to the terms and conditions of this Agreement, at the Investment Effective Time, each Investor shall severally, and not jointly, purchase, and Parent shall issue and sell to each Investor, Investment Shares in the amount set forth opposite such Investor’s name on the signature pages attached hereto in exchange for the portion of the Purchase Price equal to the Per Share Price multiplied by the number of Investment Shares to be purchased by such Investor.

4.02 Time and Place of Closing. Subject to the terms and conditions of this Agreement, and unless this Agreement shall have been terminated or abandoned pursuant to the provisions of ARTICLE 10, the closing of the Investment Transactions (the “Closing”) shall be held on the date that is three (3) Business Days after the date on which all of the conditions set forth in ARTICLE 9 have then been satisfied or waived in accordance with the terms thereof (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions in accordance with the terms thereof), or on such other date as is mutually agreed between the Company and the Investors (the “Closing Date”), at such time (subject to the sequencing and timing set forth in ARTICLE 1) and at such place or places as the Company and the Investors shall mutually agree.

4.03 Use of Proceeds. Parent and the Company shall use one hundred percent (100%) of the proceeds in the manner set forth in Schedule 4.03, as may be amended from time to time upon the mutual agreement of the Company and the Investors.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY, PARENT AND MERGER SUB

Each of the Company, Parent and Merger Sub hereby represents and warrants to the Investors on and as of the date hereof and on the Closing Date, knowing and intending their reliance hereon, that, except as set forth in (a) the disclosure schedules delivered on the date hereof (collectively, the “Disclosure Schedule”) or (b) the Company SEC Documents (other than any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements”, and any other forward looking statements contained therein) filed prior to March 8, 2019:

5.01 Organization and Qualification. Each of the Company, Parent and Merger Sub is an entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own or lease and use its respective properties and assets and to carry on its business as currently conducted. None of the Company, Parent or Merger Sub is in violation of any of the provisions of its respective certificate of incorporation or bylaws. Each of the Company, Parent and Merger Sub is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a Material Adverse Effect. Since the date of its incorporation, Parent has not engaged in any activities other than incident to its formation and in connection with or as contemplated by this Agreement. As of the date of this Agreement the Company owns, and until the Parent Merger Effective Time will own, beneficially (through Parent, in the case of Merger Sub) and of record all of the outstanding capital stock of each of Parent and Merger Sub, free and clear of all Liens.

5.02 Authorization; Enforcement; Validity. Each of the Company, Parent and Merger Sub has the requisite corporate power and authority to enter into and to consummate the Transactions and otherwise to carry out its obligations hereunder and thereunder. Except for the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware and the approval of the Company Proposals by the holders of the requisite number of shares of Company Common Stock as contemplated in Section 7.03 (the “Stockholder Approval”), each of the Company, Parent and Merger Sub has taken all requisite action, respectively, on the part of the Company, Parent and Merger Sub, and its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company, Parent and Merger Sub, respectively, under the Transaction Documents, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities and the Acquisition Shares. Each of the Transaction Documents to which the Company, Parent or Merger Sub is a party has been (or upon delivery will have been) duly executed by each such Person, and is, or when delivered in accordance with the terms hereof, assuming the due authorization, execution and delivery by the other parties thereto, will constitute the legal, valid and binding obligation of each such Person enforceable against each such Person in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clause (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

5.03 No Conflicts. Subject to the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware and the receipt of the Stockholder Approval, neither (x) the execution, delivery and performance of the Investment Documents by the Company, Parent and Merger Sub and the issuance and sale of the Securities nor (y) the execution, delivery and performance of the Acquisition Documents by Parent and Porsche Holdco and the consummation by Parent, Porsche Holdco and Porsche Merger Sub of the Acquisition and the other Acquisition Transactions, including, without limitation, the issuance of the Acquisition Shares, will (i) conflict with, contravene or result in any breach or violation of (a) any of the terms and provisions of, or constitute a default under any of their respective Certificates of Incorporation or Bylaws (true and complete copies of which have been made available to the Investors), or (b) any provision of any applicable Law or Order, or (ii) conflict with, or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, result in the creation or imposition of any Lien, other than a Permitted Lien, or other adverse claim upon any of the properties or assets of the Company, Parent, Merger Sub or any Company Subsidiary, require any consent or other action by any Person under, or cause, permit or give to others any rights of termination, amendment, acceleration, cancellation (with or without notice, lapse of time or both) or other change of any right or obligation or the loss of any benefit to which the Company, Parent, Merger Sub or any Company Subsidiary is entitled under, any provision of any agreement or other instrument binding upon the Company, Parent, Merger Sub or any Company Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company, Parent, Merger Sub or any Company Subsidiaries, except, in the case of each of clauses (i)(b) and (ii), which have not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

5.04 Consents. The execution, delivery and performance by the Company, Parent and Merger Sub of the Transaction Documents and the offer, issuance and sale of the Securities and the Acquisition Shares require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (c) compliance with any applicable requirements of the Tel Aviv Stock Exchange and Nasdaq, (d) compliance with applicable Israeli Law and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company, Parent and Merger Sub to perform their respective obligations under the Transaction Documents or to consummate the Transactions.

5.05 Valid Issuance. Upon the filing of the Parent Charter with the Secretary of State of Delaware, the Investment Shares will have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors. Upon the due conversion of the Investment Shares in accordance with the Parent Charter, the Conversion Shares will be validly issued, fully paid and non-assessable and shall be free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Investment Documents or imposed by applicable securities laws and except for those created by the Investors. Parent has reserved a sufficient number of shares of Common Stock for issuance upon the conversion of the Investment Shares.

5.06 Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on March 12, 2019, there were (i) 17,650,829 shares of Company Common Stock outstanding (not including outstanding Company Restricted Stock Awards), (ii) an aggregate of 1,588,929 shares of Company Common Stock subject to outstanding Company Options, (iii) an aggregate of 565,996 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards, (iv) 1,041,974 shares of Company Common Stock held by the Company as treasury shares and (v) no shares of Company Preferred Stock issued or outstanding. Except as set forth in this Section 5.06 (including Section 5.06(a) of the Disclosure Schedule), there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other Equity Interests in or voting securities of the Company; (ii) securities of the Company or any of the Company Subsidiaries convertible into or exchangeable for shares of capital stock or other Equity Interests in or voting securities of the Company; (iii) warrants, calls, options or other rights, commitments or Contracts to acquire from the Company or any of the Company Subsidiaries, or other obligation of the Company or any of the Company Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any capital stock of or other Equity Interest in or voting securities of or securities convertible into or exchangeable for capital stock or other Equity Interests in or voting securities of the Company; (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities, rights or other commitments that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company; or (v) other obligations by the Company or any of the Company Subsidiaries to make any payments based on the price or value of any Company Securities (the items in clauses (i) through (v) being referred to collectively as the “Company Securities”).

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, rights of first refusal, rights of repurchase, rights of redemption or similar rights and issued in compliance with applicable state and Federal securities law and any rights of third parties.

(c) Since September 30, 2018, the Company has not (i) issued any shares of Company Common Stock other than pursuant to the exercise of Company Options or (ii) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, stock appreciation rights, phantom stock or other rights or other commitments or Contracts to acquire from the Company or that obligates the Company to issue, any capital stock of, or other Equity Interest or voting interest in, the Company. Section 5.06(c) of the Disclosure Schedule sets forth, with respect to each Company Option and Company Restricted Stock Award, (1) the name of each holder of such Company Option or Company Restricted Stock Award and an indication of whether such holder is a current or former employee, director or consultant of the Company or the Company Subsidiaries, (2) the date each such Company Option or Company Restricted Stock Award was granted, (3) the number of shares of Company Stock subject to each such Company Option or Company Restricted Stock Award, (4) the expiration date of each such Company Option or Company Restricted Stock Award, (5) the exercise price of each such Company Option, (6) whether each such Company Option or Company Restricted Stock Award was granted under the Company Equity Plan and (7) whether or not each such Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code.

(d) With respect to the Company Options, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was made in all material respects in accordance with the terms of the applicable Company Equity Plan, the Exchange Act and all other applicable Law and regulatory rules or requirements, including the rules of Nasdaq and any other exchange on which Company securities are traded and (iii) the per share exercise price of each Company Option was not less than the fair market value (within the meaning of Section 409A of the Code or, if intended to qualify as an incentive stock option, within the meaning of Section 422 of the Code) of a share of Company Stock on the date on which such Company Option was granted. No award agreement evidencing any Company Option contains material terms that are inconsistent with, or in addition to, such forms (except with respect to the number of shares of Company Stock covered thereby, the grant date, the exercise price, the vesting schedule or the expiration date, as applicable). Each Company Option may, by its terms, be treated in accordance with Section 3.04.

(e) Except as set forth in Section 5.06(e) of the Disclosure Schedule, the issuance and sale of the Securities hereunder or the Acquisition Shares will not obligate the Company (or Parent) to issue shares of Company Common Stock (or Parent Common Stock) or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security. Except for the Voting Agreements, there are no stockholder agreements, voting agreements, or other similar arrangements with respect to the Company’s or Parent’s capital stock to which the Company or Parent is a party or, to Parent’s Knowledge, between or among any of the Company’s stockholders. Except for the Investment Documents and the Voting Agreements, neither the Company, Parent nor any of the Company Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of Parent or the Company.

5.07 Subsidiaries.

(a) Each of the Company’s Subsidiaries (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the Law of its jurisdiction of incorporation or organization, except where the failure to be in good standing can be corrected without the payment of a material sum and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each Company Subsidiary has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. Each Company Subsidiary is duly qualified to do business and is in good standing (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Company Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. Section 5.07(b) of the Disclosure Schedule contains a complete and accurate list of the name and jurisdiction of organization of each Company Subsidiary. Except as set forth in Section 5.07(b) of the Disclosure Schedule, each Company Subsidiary is directly or indirectly wholly-owned by the Company. Except as set forth in Section 5.07(b) of the Disclosure Schedule, there are no issued, reserved for issuance or outstanding (x) securities of the Company or any of the Company Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Company Subsidiary, (y) warrants, calls, options or other rights to acquire from the Company or any of the Company Subsidiaries, or other obligations of the Company or any of the Company Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Company Subsidiary, or (z) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of the Company Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Company Subsidiary (the items in clauses (x) through (z), together with the capital stock of, other voting securities of, and any other equity interests in each Company Subsidiary being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

5.08 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC on a timely basis (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date hereof), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date hereof), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) The Company has heretofore furnished or made available to the Investors complete and correct copies of all comment letters from the SEC since December 31, 2015 through the date hereof with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)   The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure of such information in the Company’s periodic and current reports required under the Exchange Act, particularly during the period in which the Company’s most recently filed periodic report under the 1934 Act, as the case may be, is being prepared. The management of the Company has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017, and such assessment concluded that as of such date such controls were effective at the reasonable assurance level.

(g) The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with GAAP and applicable Law. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting (collectively, “internal controls”) as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). To the extent required to do so, the Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of such internal controls based on their evaluations as of the Evaluation Date. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Since December 31, 2015, neither the Company nor its auditors has identified any significant deficiencies or material weaknesses in the Company’s internal controls and, as of the date hereof, to the Knowledge of the Company, nothing has come to the attention of the Company that has caused the Company to believe that there are any material weaknesses or significant deficiencies in such internal controls or, to the Company’s Knowledge, any other factors that could significantly affect the Company’s internal controls. To the Knowledge of the Company, since December 31, 2015, no complaints from any source regarding accounting, internal controls or auditing matters have been received by the Company, which, if the allegations underlying such complaints were true, would be reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole, and the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the Exchange Act.

(h) Neither the Company nor any of the Company Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(i) The Company is in compliance, and has complied since December 31, 2015, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(j) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC or Nasdaq, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Company Balance Sheet Date, except as set forth in Section 5.08(k) of the Disclosure Schedule, there has been no transaction or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date hereof, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of the Company Subsidiaries was or is to be a party, that would be required to be disclosed under Item 13 of Form 10-K under the Exchange Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

5.09 Financial Statements. The audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (the “Financial Statements”) (a) fairly present in all material respects, in conformity with GAAP (except as may be indicated in such financial statements or the notes thereto or as permitted by the rules and regulations of the SEC, or, in the case of unaudited condensed consolidated interim financial statements, the absence of notes thereto) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited condensed consolidated interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, the absence of notes thereto).

5.10 No Undisclosed Material Liabilities. Except as set forth in Section 5.10 of the Disclosure Schedule, there are no liabilities or obligations of the Company or any of the Company Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of, in connection with this Agreement or the Transactions;

(d) liabilities or obligations that have been discharged or paid in full prior to the date hereof; and

(e) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.11 Absence of Certain Changes.

(a) Except as set forth in Section 5.11(a) of the Disclosure Schedule, from the Company Balance Sheet Date and through the date hereof, (i) the business of the Company and the Company Subsidiaries has been conducted in the ordinary course of business in all material respects (except for actions taken in connection with this Agreement) and (ii) there has not been any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date hereof through the Closing Date without the Investors’ consent, would constitute a breach of Section 7.01.

(b) Since the Company Balance Sheet Date, there has not been a Material Adverse Effect.

5.12 Litigation. Except as set forth in Section 5.12 of the Disclosure Schedule, there is no material Proceeding or, to the Knowledge of the Company, material investigation, pending against, or, to the Knowledge of the Company, threatened, in writing or otherwise, against the Company, any of the Company Subsidiaries, any present or former officer, director or employee of the Company or any of the Company Subsidiaries (in their capacities as such or related to their activities with the Company or any Company Subsidiary), and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to form the basis for any Proceedings or investigation, nor is the Company or any of the Company Subsidiaries subject to any material Order of, settlement agreement or other similar written agreement with any Governmental Authority or arbitrator (public or private) under which the Company or any such Company Subsidiary has any outstanding legal obligations.

5.13 Compliance with Laws and Orders; Governmental Authorization.

(a) Except as set forth in Section 5.13(a) of the Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries is and since December 31, 2015 has been in compliance with all applicable Laws and Orders, and, to the Knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority or arbitrator (public or private) outstanding against the Company or any of the Company Subsidiaries that is material to the Company and the Company Subsidiaries, taken as a whole.

(b) The Company and each of the Company Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as set forth in Section 5.13(b) of the Disclosure Schedule, the Company and each of the Company Subsidiaries is and since December 31, 2015, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and since December 31, 2015, neither the Company nor any of the Company Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization and which allegations in such written notice have not been fully resolved to the satisfaction of such Governmental Authority prior to the date hereof.

5.14 Taxes.

(a) (i) Each Tax Return required to be filed with any Governmental Authority by the Company or any of the Company Subsidiaries has been filed when due (taking into account extensions) and is accurate and complete in all material respects;

(ii) the Company and each of the Company Subsidiaries has timely paid to the appropriate Governmental Authority all income and other material Taxes due and payable (whether or not shown on any Tax Return);

(iii) the Company and each of the Company Subsidiaries has complied in all material respects with all applicable Law relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, and all Tax Returns required with respect thereto have been properly completed in all material respects and timely filed, in each case except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Financial Statements;

(iv) the Company and each of the Company Subsidiaries have established adequate accruals or reserves, in accordance with GAAP, for all Taxes for taxable periods beginning on or after the date of the most recent Financial Statements;

(v) there is no Proceeding against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax and, to the Knowledge of the Company, there is no investigation, material dispute or claim against or with respect to the Company or any of the Company Subsidiaries, pending or, to the Knowledge of the Company, threatened or otherwise claimed or raised in respect of any Tax;

(vi) none of the Company or any of the Company Subsidiaries has consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax Return may be filed or any Tax may be assessed or collected by any Governmental Authority (other than any extension which is no longer in effect) and none of the Company nor any of the Company Subsidiaries has waived any statute of limitations;

(vii) no power of attorney granted by or with respect to the Company or any of the Company Subsidiaries for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of the Company or any of the Company Subsidiaries; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign law has been entered into or requested by or with respect to the Company or any of the Company Subsidiaries;

(viii) the Company has provided or made available to the Company prior to the date hereof true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company and each of the Company Subsidiaries with respect to Taxes and all correspondence with any Governmental Authority regarding Taxes;

(ix) none of the Company or any of the Company Subsidiaries owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or foreign law), or passive foreign investment company (as defined in Section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company or any of the Company Subsidiaries;

(x) none of the Company or any of the Company Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xi) none of the Company or any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any tax period (or portion thereof) beginning after the Closing as a result of any: (i) deferred intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law); (ii) installment sale or other open transaction disposition made on or prior to the Closing Date or application of the completed contract method of accounting or the cash method of accounting to any transaction occurring on or prior to the Closing Date; (iii) prepaid amount, advance payment or deferred revenue received on or prior to the Closing Date; (iv) change in accounting method for a taxable period wending on or prior to the Closing Date; or (v) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (vi) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income law) executed on or prior to the Closing Date; (vii) election under Section 965 of the Code; or (viii) application of Section 951, 951A, 956 or 965 of the Code to any interest held in a “deferred foreign income corporation” or in a “controlled foreign corporation” (as respectively defined in Sections 965 and 957 of the Code) with respect to income earned or recognized, payments received or ownership of “United States property” (as defined in Section 956 of the Code) on or prior to the Closing Date (determined without regard to the limitations under Section 952(c)(1) of the Code);

(xii) Section 5.14(a)(xii) of the Disclosure Schedule sets forth each corporation, joint venture, partnership, or other entity in which the Company or any of the Company Subsidiaries owns an equity interest and in which any Person other than the Company or any of the Company Subsidiaries also owns an equity interest, and the interest owned by such Person;

(xiii) all payments by, to, or among the Company and the Company Subsidiaries comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority;

(xiv) none of the assets or liabilities of the Company or the Company Subsidiaries is a debt obligation that (i) is subject to any provisions of applicable Law that would limit or disallow a deduction for interest expense relating to such liability or (ii) would require the collection of withholding Tax by the Company or any of the Company Subsidiaries;

(xv) all records which the Company and each of the Company Subsidiaries is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by the Company and each of the Company Subsidiaries, have been duly kept in all material respects and are available for inspection at the premises of the Company or applicable Subsidiary;

(xvi) except as set forth in Section 5.14(a)(xvi) of the Disclosure Schedule, the Company and each of the Company Subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Authority, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(xvii) all of the Company’s and each of the Company Subsidiaries’ property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any of the Company’s or any of the Company Subsidiaries’ property constitutes omitted property for property Tax purposes;

(xviii) none of the Company or any of the Company Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code;

(xix) none of the Company or any of the Company Subsidiary has made an election under Section 108(i) of the Code to defer the recognition of any cancellation of indebtedness income;

(xx) except as set forth in Section 5.14(a)(xx) of the Disclosure Schedule, there is no material property or obligation of the Company or any of the Company Subsidiaries, including uncashed checks to vendors, customers, or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment laws, that may at any time become escheatable to any state or municipality under an applicable escheatment laws; and

(xxi) there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries other than for Taxes not yet due and payable.

(b) During the three (3)-year period ending on the date of this Agreement, neither the Company nor any of the Company Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or 361 of the Code.

(c) (i) Neither the Company nor any of the Company Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and the Company Subsidiaries or among the Company Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date, (ii) neither the Company nor any of the Company Subsidiaries has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company), and (iii) neither the Company nor any of the Company Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of the Company Subsidiaries) as a transferee or successor.

(d) As of December 31, 2017, the Company had net operating losses of approximately $ 79,100,000. As of December 31, 2018, the Company did not have any net operating losses or other tax attributes subject to limitation under Section 279, 382, 383, or 384 of the Code, or of the federal consolidated return regulations.

(e) Each of I.D. Systems Gmbh and I.D. Systems (UK) Ltd. is, and always has been, treated as a corporation for U.S. federal, and applicable state and local, tax purposes. Each of Asset Intelligence, LLC and Keytroller, LLC is, and always has been, treated as an entity disregarded from its sole owners for U.S. federal, and applicable state and local, tax purposes.

(f) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) No jurisdiction in which neither the Company nor any of the Company Subsidiaries files Tax Returns has made a claim in writing which has not been resolved that the Company or any of the Company Subsidiaries is or may be liable for Tax in that jurisdiction. Neither the Company nor any of the Company Subsidiaries (i) has a permanent establishment (within the meaning of any applicable Tax treaty), or otherwise has an office, fixed place of business or other presence through employees or otherwise, in a country outside of its country of formation, or (ii) is subject to Tax in any country outside of its country of formation by virtue of having a source of income in that jurisdiction.

5.15 Employees and Employee Benefit Plans.

(a) Section 5.15(a) of the Disclosure Schedule contains a correct and complete list identifying each material Company Plan. Except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law. “Company Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment agreement, consulting agreement, advisor agreement, severance agreement or plan, and each other plan, practice, program, fund, agreement or other arrangement, whether written or unwritten, providing for employment, compensation, bonuses, performance awards, commissions, profit-sharing, equity (or equity-based) compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), provident or pension funds (including education funds), severance pay, fringe benefits, vacation, health or medical benefits, disability or sick-leave payments, loans, separation, relocation, work permits, change of control payments, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its ERISA Affiliates and covers any current or former employee, officer, director, or other service provider of the Company or any of its ERISA Affiliates, or with respect to which the Company or any of its ERISA Affiliates has any liability, other than a Multiemployer Plan. The Company has made available to the Investors with respect to each material Company Plan: (A) copies of all material documents embodying and relating to each such Company Plan, including the plan document (or, if not written, a written summary of its terms, excluding in this respect, Company Plans that provide benefits solely to the extent mandated by applicable Law), administrative service agreements, group insurance Contracts, all amendments thereto and all related trust documents, (B) all material correspondence to or from any Governmental Authority relating to any Company Plan and the most recent annual report (including Form 5500) and tax return (including Form 990), if any, required under ERISA, the Code or any other applicable Law in connection therewith, (C) the most recent actuarial report (if applicable), (D) the most recent summary plan description, if any, required under ERISA, (E) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Plan intended to be qualified under Section 401(a) of the Code and (F) non-discrimination test results for the most recent three (3) years. Each Company Plan (other than an employment agreement or any similar agreement that cannot be terminated without the consent of the other party) can be amended, terminated or otherwise discontinued at any time, without the consent of plan participants or any other Person and without liability to the Company and any Subsidiary (other than ordinary administrative expenses and in respect of accrued benefits thereunder).

(b) All Company Plans that are intended to be qualified under Section 401(a) of the Code have received currently effective determination letters from the IRS to the effect that such Company Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or are based on prototype or volume submitter documents that have received such letters, no such determination letter has been revoked, and to Knowledge of the Company, no such revocation has been threatened, and no act or omission has occurred, that would reasonably be expected to adversely affect such Company Plan’s qualification.

(c) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, sponsors, is required to contribute to or has any liability, contingent or otherwise, with respect to (or has in the past six (6) years maintained, contributed to, sponsored, been required to contribute to or had any liability, contingent or otherwise, with respect to) a (i) single employer plan or other pension plan that is subject to Title IV of ERISA or the funding requirements of Section 302 of ERISA or Section 412 of the Code or (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code.

(d) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, sponsors, is required to contribute to or has any liability, contingent or otherwise, with respect to (or has in the past six (6) years maintained, contributed to, sponsored, been required to contribute to or had any liability, contingent or otherwise, with respect to) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(e) Except as set forth in Section 5.15(e) of the Disclosure Schedule, the consummation of the Transactions will not (either alone or together with any other event) (i) entitle any employee, officer, director, or other independent contractor of the Company or the Company Subsidiaries (whether current, former or retired) or their beneficiaries to any payment (including severance pay, unemployment compensation, golden parachute, bonus, salary raise, the redemption of any accrued entitlements or otherwise) or benefit under a Company Plan (other than payments in accordance with applicable Law), (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Company Plan, (iii) increase the amount payable or trigger any other financial obligation pursuant to any Company Plan, or (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person or result in any amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of the Company Subsidiaries for any Tax incurred by such individual (or beneficiary, as applicable) under Section 409A or 4999 of the Code.

(f) Except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, each Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Law.

(g) Each Company Plan that is subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings and final regulations).

(h) Except as set forth in Section 5.15(h) of the Disclosure Schedule, none of the Company Plans promises or provides retiree medical or other retiree welfare benefits to any Person, except as required by applicable law.

(i) With respect to each Company Plan, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred, (ii) as of the date of this Agreement, there are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened or anticipated (other than routine claims for benefits), and (iii) as of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority, in each case of clauses (i) through (iii) which would reasonably be expected to result in a liability that is material to the Company and the Company Subsidiaries, taken as a whole.

5.16 Labor and Employment Matters.

(a) Except as set forth in Section 5.16(a) of the Disclosure Schedule, none of the Company or any of the Company Subsidiaries is a party to, bound by or has any obligation with respect to any collective bargaining agreement or other labor union Contract, nor has it experienced any actual or threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Except as has not resulted in, and would not reasonably be expected to result in, a material liability to the Company and the Company Subsidiaries, taken as a whole, (i) none of the Company or any of the Company Subsidiaries has breached or otherwise failed to comply with the provisions of any Company collective bargaining agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the Knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of the Company Subsidiaries; (iii) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or arbitrator (public or private) that would reasonably be expected to affect the employees of the Company and the Company Subsidiaries; (iv) there are no current or, to the Knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, involving the Company or any of the Company Subsidiaries, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two (2) years preceding the date hereof; (v) the execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining agreement; (vi) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law; (vii) the Company and the Company Subsidiaries are and have at all times been in compliance in all material respects with (x) the Worker Adjustment and Retraining Notification Act of 1988, or any similar applicable Law relating to plant closings and layoffs and (y) applicable Law respecting labor, employment, hiring, termination, immigration, fair employment practices (including equal employment opportunity Law), terms and conditions of employment, classification of employees, workers’ compensation, disability, discrimination, engagement of independent contractors, harassment, retaliation, and mandatory social insurance, occupational safety and health, affirmative action, plant closings, and wages and hours; and (viii) there are no legal actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened, relating to any employment related matter involving any current or former employee of the Company or any Subsidiary or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law.

(b) Except as set forth in Section 5.16(b) of the Disclosure Schedule, to the Knowledge of the Company, no current key employee of the Company or any of the Company Subsidiaries (i)  intends to terminate his or her employment with the Company or such Subsidiary, (ii) has received an offer to join a business that may be competitive with the Company’s or the Company Subsidiary’s business, or (iii) is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person other than the Company) that may materially interfere with such employee’s performance of his or her duties or responsibilities to the Company or such Subsidiary.

5.17 Insurance. Each of the insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries is in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and all premiums due thereunder have been paid. As of the date hereof, since December 31, 2015, neither the Company nor any of the Company Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of the Company Subsidiaries since December 31, 2015, no insurance carrier has issued a denial of coverage with respect to any such Proceeding or investigation, or informed any of the Company nor any of the Company Subsidiaries of its intent to do so, other than such denial that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.18 Properties.

(a) Neither the Company nor any of the Company Subsidiaries own any real property or is a party to any Contract (including any option agreement) to purchase any interest in real property.

(b) Section 5.18(b) of the Disclosure Schedule sets forth as of the date hereof, the address of all Leased Real Property over 4,000 square feet, the identity of the lessor, lessee and current occupant (if different from the lessee) of such Leased Real Property and a list, as of the date hereof, of all such leases, subleases, licenses and other occupancy agreements related thereto, including all amendments and supplements thereto and guaranties thereof (the “Company Real Property Leases”). The Company has made available to the Investors complete, correct and accurate copies of each Company Real Property Lease. Except as set forth in Section 5.18(b) of the Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Leased Real Property over 4,000 square feet or any portion thereof. The Leased Real Property constitutes all of the real property used or occupied by the Company and the Company Subsidiaries in the conduct of their respective businesses.

(c) The Company or one of the Company Subsidiaries owns good and valid and legally compliant leasehold title (to the extent such concepts are applicable in the jurisdiction(s) governing such leasehold title) to the Leased Real Property free and clear of all Liens, except (i) Permitted Liens and (ii) in respects that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

5.19 Intellectual Property.

(a) The Company and the Company Subsidiaries (i) exclusively own, without Liens or restrictions, except for Permitted Liens, all Owned Intellectual Property Rights, and (ii) have a valid right and license to use all Licensed Intellectual Property Rights that are sufficient for carrying out the business of the Company and the Company Subsidiaries. To the Knowledge of the Company, all of the Intellectual Property Rights registered, issued or the subject of a pending application with a Governmental Authority (“Registered Intellectual Property Rights”) of the Company and the Company Subsidiaries are valid and in full force and effect, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. Nothing in this Section 5.19(a) shall be deemed to be a representation or warranty regarding the infringement or misappropriation of the Intellectual Property Rights of any Person, for which the sole representations and warranties are set forth in Section 5.19(b).

(b) As of the date hereof, to the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2015, to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person except as was not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. There is no Proceeding to which the Company or any of the Company Subsidiaries is a party or, to the Knowledge of the Company, investigation, pending against or, to the Knowledge of the Company, threatened in writing against, the Company or any of the Company Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of the Company Subsidiaries in any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights, (B) alleging that any Company Intellectual Property Right is invalid or unenforceable, or seeking to oppose or cancel any Owned Intellectual Property Right, or (C) alleging that the use of any Owned Intellectual Property Rights or that the conduct of the business of the Company or any of the Company Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for each of (A), (B) and (C) for matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c) None of the Owned Intellectual Property Rights and, to the Knowledge of the Company, none of the Licensed Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Rights, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(d) Section 5.19(d) of the Disclosure Schedule contains a true and complete list of all United States, international and foreign (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered internet domain names, (iv) registered copyrights and applications for copyright registration, and (v) any other Intellectual Property that is, including in each case of (i) through (iv), the subject of an application, certificate, filing, registration or other document issued, filed, or recorded by or with any Governmental Authority or quasi-governmental authority anywhere in the world, including internet domain name registries, which are owned by, registered or filed in the name of, the Company or any of the Company Subsidiaries, and where applicable the jurisdiction in which each of the foregoing items has been applied for, filed, issued or registered (collectively, the “Company Registered IP”). Section 5.19(d) of the Disclosure Schedule sets forth a list of all actions that are required to be taken by the Company or any of the Company Subsidiaries within one hundred and twenty (120) days of the Closing with respect to any of the Company Registered IP in order to avoid prejudice to, impairment or abandonment of the Company Registered IP.

(e) Except as set forth in Section 5.19(e) of the Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has (i) granted any third party exclusive rights to or under any Company Intellectual Property Rights, (ii) transferred ownership of any Intellectual Property to any third party, or (iii) permitted the Company’s or any Company Subsidiary’s rights in any Owned Intellectual Property Rights to lapse or enter the public domain.

(f) Neither the execution, delivery and performance of this Agreement or any ancillary agreements will (i) constitute a breach of or default under any instrument, license or other Contract pursuant to which the Company or any of the Company Subsidiaries granted to any third party any rights in any Company Intellectual Property Rights or pursuant to which the Company or any of the Company Subsidiaries received licenses in any Licensed Intellectual Property Rights, (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company Intellectual Property Rights, or (iii) materially impair the right of the Company or any of the Company Subsidiaries to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Company Intellectual Property Rights.

(g) Except as set forth in Section 5.19(g) of the Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by the Company or any of the Company Subsidiaries to any third party as a result of the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Company Intellectual Property Rights and none shall become payable as a result of the consummation of the transactions set forth herein.

(h) The Company and each of the Company Subsidiaries has taken all commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all of its confidential information and all confidential information disclosed to it by third parties. All current and former officers, employees, consultants and independent contractors of the Company and any of the Company Subsidiaries having access to confidential information and/or proprietary information of the Company or any of the Company Subsidiaries have executed and delivered to the Company or any of the Company Subsidiaries an agreement regarding the protection of such information. The Company and each of the Company Subsidiaries has obtained proprietary information and invention disclosure and assignment agreements substantially in the form provided to Parent from all current and former employees and consultants of the Company and each of the Company Subsidiaries. Notwithstanding the foregoing, the Company and each of the Company Subsidiaries has secured valid written assignments from all of the Company’s or any of the Company Subsidiaries’ current and former consultants, independent contractors, founders and employees, who were involved in or who contributed to the creation or development of any Company Intellectual Property Rights, pursuant to which (i) the Company or any of the Company Subsidiaries has obtained unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights therein and (ii) the assignee waived all right, title and interest in and to all Intellectual Property Rights therein, including moral rights and the right to receive royalties or other consideration. No current or former employee, officer, director, consultant or independent contractor of the Company or any of the Company Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any Company Intellectual Property Rights.

(i) None of the Company, any of the Company Subsidiaries and any other party acting on behalf of the Company or any of the Company Subsidiaries has disclosed or delivered to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or could reasonably be expected to, result in the disclosure or delivery by the Company, any of the Company Subsidiaries, or any other party acting on behalf of the Company or any of the Company Subsidiaries to any party of any Company Source Code. As used in this Section 5.19(i), “Company Source Code” means, with respect to any Company Intellectual Property Rights, collectively, any human readable software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code.

(j) Section 5.19(j) of the Disclosure Schedule lists all Open Source Materials that have been incorporated into, combined with or distributed with any Company products or services. Neither the Company nor any of the Company Subsidiaries or a third party acting on behalf of the Company or any of the Company Subsidiaries has distributed or incorporated into, combined with or used with any Company Intellectual Property Rights any Open Source Material that is subject to any agreement or license with terms or conditions that impose any requirement that any software using, linked with, incorporating, distributed with, based on, derived from or accessing, the software (A) be disclosed, made available or distributed in source code or object code form; (B) be licensed for the purpose of making derivative works available and/or redistributable; (C) be licensed under terms that allow or permit any third party to decompile, recompile, update, modify, reverse engineer, reverse assemble or disassemble all or any part of the software or merge the software into any other software; or (D) be redistributable at no charge.

(k) Neither the Company nor any of the Company Subsidiaries is or has ever been a member or promoter of or a contributor to any industry standards body or any similar organization that could reasonably be expected to require the Company or any of the Company Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property Rights.

(l) Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries have taken commercially reasonable actions to protect the confidentiality, integrity and security of material Company IT Assets in the control of the Company and the Company Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (ii) to the Knowledge of the Company, no Person has gained unauthorized access to such material Company IT Assets (or, to the Knowledge of the Company, the information and transactions stored or contained therein or transmitted thereby). To the Knowledge of the Company, the Company IT Assets and Owned Intellectual Property Rights do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software, other than documented security features.

(m) Other than as set forth in Section 5.19(m) of the Disclosure Schedule, no government funding or other incentives, facilities or resources of a university, college, other educational institution or research center, or funding from third parties (a “Governmental Grant”) was used in or received for the development of the Company’s products, services or any Owned Intellectual Property Rights or, to the Knowledge of the Company, Licensed Intellectual Property Rights and neither the Company nor any of the Company Subsidiaries has requested to receive any such funding or incentives. No current or former employee, consultant or independent contractor of the Company or any of the Company Subsidiaries who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of the Company Subsidiaries. No Governmental Authority has any rights in any Company Intellectual Property Rights. Section 5.19(m) of the Disclosure Schedule describes in detail all Governmental Grants used in the development of Owned Intellectual Property Rights, all agreements in respect of said Governmental Grants and a list of all Owned Intellectual Property Rights that was developed using any Governmental Grants. The Company’s products (either marketed and/or under development) do not incorporate any Owned Intellectual Property Rights that was developed using any Governmental Grants. The Company and the Company Subsidiaries are in full compliance with all applicable laws, rule, guidelines, undertakings and agreements related to the Governmental Grants and no circumstances have occurred that will result in the cancellation of and/or an obligation by the Company, the Company Subsidiaries or Parent or the Company Subsidiaries to return any Governmental Grant.

(n) The Company and the Company Subsidiaries have a privacy policy (the “Company Privacy Policy”) regarding the collection and use of Personal Data, a true, correct and complete copy of which has been made available to the Investors prior to the date hereof. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries is in material compliance with all applicable Laws (and such party’s respective contractual commitments) regarding the collection, use, retention, transfer and protection of Personal Data and with the Company Privacy Policy, including database registration requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries take commercially reasonable actions (including implementing and monitoring compliance with measures with respect to technical and physical security) intended to protect Personal Data maintained by the Company or any of the Company Subsidiaries against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Company’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data maintained by the Company or any of the Company Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The execution, delivery and performance of this Agreement and all related documents and the consummation of the Transactions do not materially violate the Company Privacy Policy. Upon Closing, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and/or its applicable Company Subsidiaries will continue to have the right to use Personal Data on identical terms and conditions as the Company or the Company Subsidiaries enjoyed immediately prior to the Closing.

5.20 Environmental Matters.

(a) Except as set forth in Section 5.20(a) of the Disclosure Schedule, there is no material Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company, any of the Company Subsidiaries, or, to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are and, since December 31, 2015, have been in compliance with all applicable Environmental Laws and all of the Company’s necessary Environmental Permits.

(c) There are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence or Release of any Hazardous Substance, which would be reasonably likely to form the basis of any material Environmental Claim against the Company, any of the Company Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law.

5.21 Material Contracts.

(a) Section 5.21(a) of the Disclosure Schedule sets forth a true and complete list of each of the following types of Contracts to which the Company or any of the Company Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date hereof, but excluding any purchase orders, invoices, requisition forms, or other form purchasing documents and any Company Plans disclosed on Section 5.15(a) of the Disclosure Schedule:

(i) (A) contains any exclusivity or similar provision that is binding on the Company or any of the Company Subsidiaries (or would purport to be binding, after the Closing Date, on Parent or any of the Company Subsidiaries) or (B) otherwise limits or restricts the Company or any of the Company Subsidiaries (or would purport to limit or restrict, after the Closing Date, Parent or any of the Company Subsidiaries) from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region, or (3) obtaining products or services from any Person, in each case of clause (A) and clauses (1), (2) and (3) of clause (B), that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company or any of the Company Subsidiaries to a Third Party, or (B) any arrangement whereby the Company or any of the Company Subsidiaries grants any right of first refusal or right of first offer or similar right to a Third Party, in each case of clauses (A) and (B) that is material to the Company and the Company Subsidiaries, taken as a whole;

(iii) is a joint venture, strategic alliance or partnership agreement that either (A) is material to the Company and the Company Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and the Company Subsidiaries to make expenditures in excess of $300,000 in the aggregate during the 12-month period following the date hereof;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and the Company Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $500,000 individually;

(v) is a Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and the Company Subsidiaries) with a fair value in excess of $100,000;

(vi) is a material Contract with respect to any Company Intellectual Property Rights and not for “off-the-shelf” software or hardware generally commercially available on standard and non-discriminatory terms;

(vii) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement, in each case for the purchase or sale of a corporation, partnership, or other business organization or business thereof (including all or substantially all of the assets of such business), pursuant to which (A) any other Person has the right to acquire any assets of the Company or any of the Company Subsidiaries or (B) any other Person has the right to acquire any equity interests in the Company or any of the Company Subsidiaries;

(viii) is a settlement or similar agreement with any Governmental Authority or arbitrator (public or private) (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority or arbitrator (public or private) (including any consent decree or settlement order) to which the Company or any of the Company Subsidiaries is subject involving performance on or after the date hereof by the Company or any of the Company Subsidiaries and in an amount in excess of $100,000 individually;

(ix) any Contract (or series of related Contracts) pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or similar obligations that could result in payments from the Company or any Company Subsidiary in an amount in excess of $100,000 per Contract;

(x) any Contract (or series of related Contracts) that creates an obligation of the Company or any of the Company Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $100,000 per twelve-month period after the date hereof;

(xi) any Contract with the Company Customers and Suppliers;

(xii) any Contract that contains a change in control provision that would be triggered in connection with consummation of the Transactions, provided that (i) such Contract has provided $100,000 or more of revenue to the Company or any of the Company Subsidiaries, individually or in the aggregate, in the twelve-month period prior to the date hereof, or would reasonably be expected to provide $100,000 or more of revenue to the Company or any of the Company Subsidiaries, individually or in the aggregate, in the twelve-month period after the date hereof or (ii) such change in control provision expressly requires aggregate payments by the Company or any the Company Subsidiaries, individually or in the aggregate, in excess of $100,000;

(xiii) any Contract (including any loan) between the Company or any of its Significant Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly-owned Subsidiary) of the Company or any of its Significant Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Significant Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Company Plans;

(xiv) any stockholder, investors rights, registration rights or similar agreement or arrangement;

(xv) any Contract pursuant to which the Company or any of the Company Subsidiaries has continuing obligations or interests involving (A) “milestone” or other similar contingent payments to be made to or by the Company or any of the Company Subsidiaries upon the achievement of certain milestones, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of the Company Subsidiaries, in each case (x) which payments after the date hereof would reasonably be expected to be: (i) in the case of suppliers and subcontractors, more than $200,000 in the twelve (12) month period following the date hereof, and (ii) in the case of employees and sales representatives, more than $100,000 in the twelve (12) month period following the date hereof, and (y) that cannot be terminated by the Company or such Company Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(xvi) any employment, severance, consulting or other agreements which provide for compensating or providing benefits to, or that otherwise govern the terms of employment of, present or former employees or consultants of the Company or the Company Subsidiaries, which provide for base compensation payable to any employee or consultant of the Company or any of the Company Subsidiaries in excess of $100,000 per year;

(xvii) any material collective bargaining agreement or other material Contract with any labor union;

(xviii) any Contract (including any option agreement) to purchase or sell any interest in real property, and any Company Real Property Lease;

(xix) any Contract relating to the indemnification of any director or officer of the Company or any of the Company Subsidiaries that deviates from the form of indemnification agreement made available to the Investors; or

(xx) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xx) is referred to herein as a “Company Material Contract.”

(b) Except for this Agreement or as set forth in Section 5.21(a) of the Disclosure Schedule, as of the date hereof, none of the Company or any of the Company Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that is to be performed after the date hereof that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Each Company Material Contract is valid and binding and in full force and effect and, to the Company’s Knowledge, enforceable against the other party or parties thereto in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception. Since December 31, 2015, (i) except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor to the Company’s Knowledge any other party to a Company Material Contract, is in violation of any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and (ii) neither the Company nor any of the Company Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract which has not been cured or resolved. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to the Investors.

5.22 Customers and Suppliers. Section 5.22 of the Disclosure Schedule sets forth a true and complete list of (a) the ten (10) largest customers (by revenue) and five (5) largest suppliers (by expenditure) of the business of the Company and the Company Subsidiaries during the 2018 fiscal year and (b) the revenue attributed to such customers or spent with such suppliers in such fiscal year (collectively, the “Company Customers and Suppliers”). None of the Company Customers and Suppliers: (i) has terminated or, to the Knowledge of the Company, threatened, either in writing or orally, to terminate or not to renew or extend its relationship with the Company or any of the Company Subsidiaries; (ii) has notified the Company or any of the Company Subsidiaries, either in writing or, to the Knowledge of the Company, orally, that it intends to materially and adversely modify its relationship with, or materially reduce its purchases from or other business with, the Company or any Company Subsidiaries; (iii) has materially and adversely changed its pricing terms or any other terms of its business with the Company or any Company Subsidiaries; or (iv) to the Knowledge of the Company, has any plan or intention to do any of the foregoing. Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral complaint from any of its customers or suppliers (including, without limitation, any of the Company Customers and Suppliers) concerning the products and/or services provided to or from the Company and/or any Company Subsidiaries, nor has the Company or any Company Subsidiaries had any of its respective products returned by a purchaser thereof, other than complaints and returns made in the ordinary course of business of the Company that, individually or in the aggregate, have not had a Material Adverse Effect.

5.23 Compliance with Anti-Corruption, Money Laundering, Import, Export Controls and Economic Sanctions.

(a) In the last five (5) years, the Company and the Company Subsidiaries have been and are in compliance with all applicable anti-corruption Law, including (i) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”), (ii) any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and (iii) any other applicable Law of similar purpose and scope in any jurisdiction. In the last five (5) years, neither the Company nor any of the Company Subsidiaries nor any director or officer of the Company or any of the Company Subsidiaries nor, to the Company’s Knowledge, any (x) agent or Representative of the Company or any of the Company Subsidiaries in connection with its performance of its business with the Company or (y) employee of the Company or any of the Company Subsidiaries, has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (A) which would violate any applicable anti-corruption Law or (B) to or for a Public Official with the intention of: (1) improperly influencing any official act or decision of such Public Official; (2) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (3) securing any improper advantage in each case in violation of applicable anti-corruption Law. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office, but it does not include employees who are members of the reserve components of the United States Armed Forces. No officer or director of the Company or any of the Company Subsidiaries is a Public Official and, to the Company’s Knowledge, no employee of the Company or any of the Company Subsidiaries (in each case, that is not a director or officer) is a non-U.S. Public Official.

(b) In the last five (5) years, neither the Company nor any of the Company Subsidiaries nor any director or officer of the Company or any of the Company Subsidiaries nor, to the Company’s Knowledge, (x) any agent or Representative of the Company or any of the Company Subsidiaries in connection with its performance of its business with the Company, or (y) employee of the Company or any of the Company Subsidiaries has violated or operated in noncompliance with any, been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority in any way relating to anti-corruption or anti-money laundering Law or Law related to terrorism financing. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, the Company Subsidiaries, directors, officers, employees, agents and Representatives with applicable anti-corruption Law, anti-money laundering Law and applicable Law related to terrorism financing.

(c) In the last five (5) years, the Company, the Company Subsidiaries, their respective directors and officers and, to the Company’s Knowledge, their respective agents, Representatives and employees acting on their behalf, (i) have complied in all material respects with all sanctions, export control, anti-boycott or customs Laws, and (ii) have not been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority relating to material violation of sanctions, export control, anti-boycott or customs Laws. The Company has instituted policies and procedures reasonably designed to ensure material compliance by the Company, the Company Subsidiaries, directors, officers, employees, agents and Representatives acting on behalf of the Company or any of the Company Subsidiaries with applicable sanctions, export control, anti-boycott and customs Laws.

5.24 Finders’ Fees, etc. Except as set forth in Section 5.24 of the Disclosure Schedule, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company, Parent or any Company Subsidiary who might be entitled to any fee or commission from the Company, Parent or any of their respective Affiliates in connection with the Transactions.

5.25 Related Party Transactions. Except (a) for indemnification, compensation, employment or other similar arrangements between the Company or any of the Company Subsidiaries, on the one hand, and any stockholder, director, officer or other Affiliate thereof, on the other hand, (b) as set forth in Section 5.25 of the Disclosure Schedule and (c) as disclosed in the Company SEC Documents filed prior to the date hereof, there are no transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and stockholder, director, officer or other Affiliate thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

5.26 Application of Takeover Protections; Rights Agreements. The Company and the Company Board and Parent and the Parent Board have taken all necessary action, if any, in order to render inapplicable any restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), control share acquisition, business combination, or other similar anti-takeover provision under the Company’s or Parent’s charter documents or the laws of its state of incorporation that is or would reasonably be expected to become applicable to any of the Investors as a result of the Investors, on the one hand, and the Company and Parent, on the other hand, fulfilling their obligations or exercising their respective rights under this Agreement and the other Transaction Documents, including, without limitation, Parent’s issuance of the Investment Shares and the Acquisition Shares and the Investors’ ownership of the Investment Shares and, when issued, the Conversion Shares, other than with respect to any transfer of any of the Investment Shares or Conversion Shares by any of the Investors. Neither the Company nor Parent has or has adopted a rights agreement, “poison pill” anti-takeover plan or other agreement or understanding relating to accumulations of beneficial ownership of Company Common Stock or Parent Common Stock or a change in control of the Company or Parent, respectively.

5.27 Tax Treatment. None of the Company, Parent, Merger Sub nor any of the respective Affiliates of each such Person has taken or agreed to take any action that would be reasonably likely to prevent, taken together with the issuance and sale of the Investment Shares to the Investors and the Acquisition pursuant to the Porsche Merger Agreement, the Parent Merger and the receipt of Parent Common Stock for Company Common Stock by the historic stockholders of the Company from qualifying as a transaction described in Section 351 of the Code.

5.28 No Directed Selling Efforts or General Solicitation. Neither the Company, Parent nor any Person acting on either of their behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

5.29 No Integrated Offering. Neither the Company, Parent nor any of their respective Affiliates, nor any Person acting on any of their behalf has, directly or indirectly, made any offers or sales of any Company or Parent security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company and Parent on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the Securities Act.

5.30 Rule 506 Compliance. To the Knowledge of the Company, neither the Company, Parent nor any Insider is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2)(i) or (d)(3). Neither the Company nor Parent is disqualified from relying on Rule 506 of Regulation D under the Securities Act (“Rule 506”) for any of the reasons stated in Rule 506(d) in connection with the issuance and sale of the Securities to the Investors pursuant to this Agreement. The Company and Parent have exercised reasonable care, including without limitation, conducting a factual inquiry that is appropriate in light of the circumstances, into whether any such disqualification under Rule 506(d) exists. The Company has furnished to each Investor, a reasonable time prior to the date hereof, a description in writing of any matters, that would have triggered disqualification under Rule 506(d) but which occurred before September 23, 2013, in each case, in compliance with the disclosure requirements of Rule 506(e). The Company has exercised reasonable care, including without limitation, conducting a factual inquiry that is appropriate in light of the circumstances, into whether any such disqualification under Rule 506(d) would have existed and whether any disclosure is required to be made to the Investors under Rule 506(e). Any outstanding securities of the Company (of any kind or nature) that were issued in reliance on Rule 506 at any time on or after September 23, 2013 have been issued in compliance with Rule 506(d) and (e) and no party has any reasonable basis for challenging any such reliance on Rule 506 in connection therewith.

5.31 Private Placement. Assuming the accuracy of the representations and warranties of the Investors in ARTICLE 6 hereof, the offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the Securities Act.

5.32 Shell Company Status. Neither the Company nor Parent is, and has ever been, an issuer identified in Rule 144(i)(1) under the Securities Act.

5.33 Investment Company. Neither the Company nor Parent is required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.34 No Fiduciary. The Company acknowledges that none of the Investors is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, and any advice or other guidance provided by any Investor or any of its representatives and agents with respect to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Investor’s entry into such transactions. The Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and agents.

5.35 Acquisition Transactions. The Company has provided the Investors and their counsel with true and complete copies of the Acquisition Documents. The representations and warranties of Parent and Porsche Holdco and, to the Knowledge of the Company, the other parties to the Porsche Merger Agreement and the other Acquisition Documents are true and correct in all respects. To the Knowledge of the Company, there is no reason that Parent, Porsche Holdco or any of the other parties to the Porsche Merger Agreement or any other Acquisition Document will not be able to perform in all material respects their respective covenants and obligations set forth therein on a timely basis when due. Other than the Acquisition Documents expressly referenced in the Porsche Merger Agreement, to the Knowledge of the Company, there are no other agreements, arrangements, side letters or other understandings relating to the Acquisition.

5.36 Disclosure Documents. None of the documents required to be filed by the Company or Parent with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 5.36, none of the information supplied by or on behalf of the Company, Parent or Merger Sub specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the definitive Joint Proxy Statement/Prospectus included in the Registration Statement at the time it becomes effective to be sent to the Company’s stockholders in connection with the Investment Transactions and Porsche’s shareholders in connection with the Acquisition Transactions (including any amendments or supplements, the “Joint Proxy Statement/Prospectus”)] will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.36 no representation or warranty is made by the Company, Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of the Company, Parent or Merger Sub.

5.37 Full Disclosure. No representation, warranty or other statement made by the Company, Parent or Merger Sub or any of their Affiliates in this Agreement or any other Transaction Document, or in any certificate delivered pursuant hereto or thereto by or on behalf of the Company, Parent or Merger Sub or any of their Affiliates contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such documents or certificates not misleading in light of the circumstances in which the same were made. There is no fact known to the Company or any of the Company Subsidiaries on the date hereof that the Company or any of the Company Subsidiaries have not disclosed to the Investors in writing prior to the date of this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Notwithstanding anything to the contrary contained in the foregoing, none of the Company, Parent or Merger Sub makes any representation or warranty with respect to any forecasts, budgets, projections, estimates or other similar information provided by or on behalf of the Company, Parent or any of their respective Representatives, including in any “data rooms” or management presentations.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each of the Investors hereby severally, and not jointly, represents and warrants to Parent and the Company on and as of the date hereof and on the Closing Date, knowing and intending that Parent and the Company are relying thereon, that:

6.01 Organization and Existence. Such Investor is a duly organized and validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to invest in the Securities pursuant to this Agreement.

6.02 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which it is a party have been duly authorized and each constitute or will constitute, assuming the due authorization, execution and delivery thereof by the other parties thereto, the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

6.03 Investment Intent. Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. Federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Securities to be received by such Investor hereunder will be acquired for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act; provided, however, that by making the representations herein, such Investor does not agree to hold any of the Securities for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable securities Laws. Such Investor is not a registered broker dealer or an entity engaged in the business of being a broker dealer.

6.04 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. Such Investor has significant experience in making private investments, similar to the purchase of the Securities hereunder.

6.05 Disclosure of Information. Such Investor has had an opportunity to receive all additional information related to Parent and the Company requested by it and to ask questions of and receive answers from Parent and the Company regarding Parent and the Company, the Company’s business and the terms and conditions of the offering of the Securities. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, amend or affect such Investor’s right to rely on Parent’s and the Company’s representations and warranties contained in this Agreement.

6.06 Legends. It is understood that, except as provided below, certificates evidencing the Securities may bear the following or any similar legend:

(a) “The securities represented hereby have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended.”

(b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

6.07 Accredited Investor. Such Investor is an “accredited investor” as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act.

6.08 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any “general advertising” or “general solicitation” as those terms are contemplated in Regulation D, as amended, under the Securities Act.

6.09 Brokers and Finders. No Person will have, as a result of the Transactions, any valid right, interest or claim against or upon Parent, Company or any Company Subsidiary or Subsidiary of Parent for any broker’s, finder’s financial advisor’s or other commission or similar fee, or reimbursement in connection therewith, pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

6.10 Rule 506 Compliance. Neither such Investor nor, to the Knowledge of such Investor, any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) under the Securities Act and disclosed in writing in reasonable detail to the Company.

6.11 Disclosure Documents. Subject to the last sentence of this Section 6.11, none of the information supplied by or on behalf of such Investor specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 6.11, no representation or warranty is made by such Investor with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of such Investor specifically for inclusion or incorporation by reference therein.

6.12 Tax Matters. Such Investor is not subject to a binding commitment and has not otherwise agreed to sell, exchange, transfer by gift or otherwise dispose of any of the Investment Shares received by it pursuant to this Agreement, or take any other action that would be reasonably likely to prevent, taken together with the issuance and sale of the Investment Shares to the Investors and the Acquisition pursuant to the Porsche Merger Agreement, the Parent Merger and the receipt of Parent Common Stock for Company Common Stock by the historic stockholders of the Company, from qualifying as a transaction described in Section 351 of the Code.

ARTICLE 7
COVENANTS AND AGREEMENTS

7.01 Conduct of the Company. From the date hereof until the earlier of the Parent Merger Effective Time or the termination of this Agreement in accordance with ARTICLE 10 (the “Pre-Closing Period”), except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Disclosure Schedule, as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each Company Subsidiary, including, without limitation, Parent, to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use commercially reasonable efforts to (i) preserve intact its business organization, goodwill and reputation, (ii) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (iii) keep available its current officers and key employees. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Disclosure Schedule, as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any Company Subsidiary, including, without limitation, Parent, to:

(a) amend the Certificate of Incorporation, Bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any Company Subsidiary;

(b) directly or indirectly split, combine or reclassify any shares of capital stock of the Company or any of the Company Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or any of the Company Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of the Company or any of the Company Subsidiaries, except for (i) the declaration, setting aside or payment of any dividends or other distributions by any of the Company Subsidiaries to the Company or any other wholly-owned Company Subsidiary, or in connection with any internal reorganization transactions solely among the wholly-owned Company Subsidiaries or (ii) acquisitions, or deemed acquisitions, of (A) Company Common Stock in connection with the payment of the exercise price of Company Options with Company Options or Company Common Stock (including in connection with “net exercises”), (B) Company Common Stock in connection with required Tax withholding in connection with the exercise of Company Options or the vesting of or issuance of Company Common Stock subject to Company Restricted Stock Awards or (C) equity securities of any Company Subsidiary by the Company or any Company Subsidiary;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any equity securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for equity securities of the Company or any Company Subsidiary, other than (x) the issuance of any Company Common Stock pursuant to the exercise of Company Options or the vesting of Company Restricted Stock Awards, in each case that are outstanding as of the date hereof and set forth on Section 5.06(c) of the Disclosure Schedule, and in accordance with their terms as in effect on the date hereof and (y) as otherwise permitted pursuant to Section  7.01(m) and set forth in the corresponding section of the Disclosure Schedule or (ii) amend any term of any equity security of the Company or any of the Company Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures, except for (i) those as may be contemplated by the Company’s fiscal 2019 budget and capital expenditure plan made available to the Investors prior to the date hereof (whether or not such capital expenditures are made during the 2019 fiscal year) or (ii) any capital expenditures (or series of related capital expenditures) of less than $250,000 in the aggregate per fiscal quarter;

(e) acquire from any Third Party (by merger, consolidation, acquisition of substantial equity interests in or substantial assets or otherwise), directly or indirectly, any corporation, partnership, or other business organization or business thereof for an aggregate purchase price in excess of $1,000,000, other than (i) inventory, supplies and materials in the ordinary course of business of the Company and the Company Subsidiaries, (ii) pursuant to Contracts in effect on the date hereof and set forth in Section 5.21(a)(vii) or Section 5.21(a)(xviii) of the Disclosure Schedule, or (iii) assets, securities, properties, interests or businesses of the Company or any of the Company Subsidiaries;

(f) sell, license, lease or otherwise transfer, exchange, swap, dispose of or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or any Company Subsidiary’s assets, securities, properties, interests, leases or businesses, other than (i) sales of inventory, of products or services, or obsolete equipment, or non-exclusive licensing of Intellectual Property Rights, all in the ordinary course of business, (ii) sales, licenses, leases or transfers that are pursuant to Contracts in effect on the date hereof and set forth in Section 5.21(a)(iv), Section 5.21(a)(vii) or Section 5.21(a)(xviii) of the Disclosure Schedule, (iii) Permitted Liens, (iv) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or any of the wholly-owned Company Subsidiaries or (v) Liens in an amount less than $100,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, or form or acquire any Subsidiary that is not wholly-owned by the Company or any of the wholly-owned Company Subsidiaries, other than (i) in connection with actions permitted by Section 7.01(d) or (e), (ii) loans, advances or capital contributions to, or investments in, the Company or any of the wholly-owned Company Subsidiaries, (iii) advances of expenses to employees or other service providers of the Company or the Company Subsidiaries in the ordinary course of business, for amounts individually not exceeding $50,000 and in the aggregate not exceeding $200,000, (iv) advances to customers of the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice in connection with the sale of the Company’s products and services, or (iv) investments made in connection with treasury functions and cash management in the ordinary course of business;

(h) redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or guarantees thereof in a manner that increases the aggregate liability (including any contingent liability) of the Company or any Company Subsidiary thereunder, or issue or sell any debt securities, except for (i) indebtedness or guarantees between or among the Company and any of its wholly owned Subsidiaries and (ii) letters of credit issued and maintained in the ordinary course of business to the extent undrawn;

(i) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of the Company Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the consummation of the Acquisition Transactions, Porsche or any of its Subsidiaries from engaging or competing in any line of business;

(j) enter into any new line of business outside of the existing business of the Company and the Company Subsidiaries, other than pursuant to any product roadmaps in existence as of the date hereof and natural extensions or changes to such product roadmaps, in each case, which product roadmaps have been disclosed in writing to the Investors prior to the date hereof;

(k) other than (x) in the ordinary course of business consistent with past practice (including renewals consistent with the terms thereof) or (y) in a manner not material to the Company or any of the Company Subsidiaries, (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Contract which constitutes a Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract, or (ii) enter into any Contract (other than any non-material amendments entered into in the ordinary course of business) that would have been a Company Material Contract had it been entered into prior to the date hereof;

(l) (i) recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any collective bargaining agreement;

(m) grant, amend or terminate any equity or equity-based awards (including Company Common Stock, Company Options or Company Restricted Stock Awards), other than the grant of Company Options and Company Restricted Stock Awards covering not more than 40,000 shares of Company Common Stock in the aggregate, to newly-hired non-executive employees in the ordinary course of business and with such terms as are consistent with past practice (including vesting requirements and any provisions for acceleration upon specified events, provided that such awards will not provide for any vesting acceleration to occur as a result of the consummation of the Transactions);

(n) except (x) as required pursuant to the express provisions of a Company Plan in effect and provided in writing to the Investors prior to the date hereof, (y) as otherwise required by applicable Law or (z) as set forth in Section 7.01 of the Disclosure Schedule, (i) grant or provide any severance or termination payments or benefits (including pursuant to any agreement or arrangement or amendment to any existing agreement or arrangement) to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of the Company Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of the Company Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of the Company Subsidiaries, other than (A) increases of compensation payable to non-executive employees of the Company or any of the Company Subsidiaries or independent contractors and consultants of the Company or any of the Company Subsidiaries, in the ordinary course of business consistent with past practice in an amount not to exceed $350,000 in the aggregate, and (B) increases in the compensation of any executive employee of not greater than an aggregate of three percent (3%) of the current consideration payable to such person, (iv) establish, adopt, terminate or amend any material Company Plan (including, without limitation, with respect to any plan, program, agreement, or other arrangement by and between the Company and any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of the Company Subsidiaries that provides for any payments or benefits in connection with a change in control, whether alone or in combination with other events such as a termination of service, or any plan, program, arrangement, policy or agreement that would be a material Company Plan if it were in existence on the date hereof, (v) terminate the employment of any current employee of the Company or any of the Company Subsidiaries with a title of senior vice-president or above other than for cause or for performance-related reasons or (vi) promote any employee of the Company or any of the Company Subsidiaries to a position that reports directly to the chief executive officer of the Company;

(o) waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of the Company Subsidiaries;

(p) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(q) (i) make or change any material election with respect to Taxes, (ii) adopt or change any method of Tax accounting or change any annual accounting period, (iii) amend any Tax Return, (iv) settle any claim or assessment in respect of Taxes, (v) agree to an extension or waiver of the limitation period for any claim or assessment in respect of Taxes, (vi) enter into any closing agreement or (vii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(r) (i) compromise or settle any Proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Proceedings that: (x) are for an amount (in excess of insurance proceeds), individually or in the aggregate, not to exceed $500,000, (y) do not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company or the Company Subsidiaries and (z) do not involve material Owned Intellectual Property Rights or (ii) commence any Proceeding, other than in the ordinary course of business consistent with past practice;

(s) take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in ARTICLE 9 not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions that would materially delay the consummation the Transactions or (iii) materially impair the ability of Parent, the Company, Porsche Holdco or Merger Sub to consummate the Transactions in accordance with the applicable terms of the Transaction Documents or materially delay such consummation;

(t) authorize, apply for or cause to be approved the listing of Company Common Stock on any stock exchange other than Nasdaq;

(u) fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, invalidation, loss, impairment or dedication to the public domain of any Company Intellectual Property Rights that are material to the conduct of the Company’s business;

(v) fail to repay or redeem any indebtedness in an amount exceeding $250,000 that becomes due and payable as a result of the Transactions or otherwise;

(w) cancel, terminate, fail to keep in place, pay any premium on, or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage, unless the Company, in its reasonable judgment, determines that such cancellation, termination, failure to pay such premium or keep in place would not result in the Company and the Company Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(x) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Company Subsidiary;

(y) acquire any fee interest in real property;

(z) enter into any material interest rate swaps, non-U.S. exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

(aa) agree, resolve or commit to do any of the foregoing.

7.02 No Solicitation.

(a) The Company shall, shall cause the Company Subsidiaries to and shall use reasonable best efforts to cause its Representatives to, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, (ii) furnishing to any Person (other than the Investors, Porsche, their respective Representatives and the Company’s Representatives) any information with respect to a Company Acquisition Proposal and (iii) cooperating with, assisting in, participating in, facilitating or encouraging a Company Acquisition Proposal and, if applicable, shall request to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date hereof. From and after the date hereof until the earlier to occur of the Parent Merger Effective Time or the date of termination of this Agreement in accordance with ARTICLE 10, the Company shall not, nor shall it permit any of the Company Subsidiaries or authorize or permit any of its Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (A) solicit, initiate or encourage (including by way of furnishing information) or facilitate any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) subject to Section 7.02(b), approve, recommend or publicly propose to approve or recommend, a Company Acquisition Proposal, (C) subject to Section 7.02(b) approve, recommend, publicly propose to approve or recommend or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding, in each case relating to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) or a Company Superior Proposal (each an “Alternative Company Acquisition Agreement”), (D) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (E) agree or commit, and the Company Board shall not resolve, to do any of the foregoing; provided, however, if, prior to the receipt of the Stockholder Approval, following the receipt of a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, based on the advice of the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal and that was not solicited in violation of this Section 7.02(a) and was made after the date hereof, the Company may, in response to such Company Acquisition Proposal and to the extent that the Company Board determines that the failure to take any such action would result in a violation of the fiduciary duties of the Company Board under applicable Law, and subject to compliance with Section 7.02(b), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, that (1) prior thereto the Company informs the Investors in writing of any such action, (2) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Company Acquisition Proposal (an “Acceptable Company Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to the Investors or Porsche required pursuant to this Section 7.02 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided that such agreement does not need to contain any provision prohibiting (including any direct or indirect “standstill” or similar provisions that prohibit) the making of any Company Acquisition Proposal), and (3) promptly (but in any event within 24 hours) following furnishing any nonpublic information to such Person, the Company furnishes such nonpublic information to the Investors (to the extent such nonpublic information has not been previously so furnished to the Investors or their Representatives).

(b) Notwithstanding anything to the contrary in this Agreement, prior to the receipt of the Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if (and only if): (I) (A) a written Company Acquisition Proposal that was not solicited in violation of Section 7.02(a) is made to the Company by a Third Party and such Company Acquisition Proposal is not withdrawn or (B) there has been a Company Intervening Event; (II) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, based on the advice of the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal; and (III) the Company Board concludes in good faith, based on the advice of the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would result in a violation of the fiduciary duties of the Company Board under applicable Law; provided, however, none of the Company, the Company Board or any committee thereof shall make a Company Adverse Recommendation Change unless:

(i) the Company Board provides the Investors at least five (5) Business Days’ prior written notice of its intention to take such action (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Company Adverse Recommendation Change), which notice shall specify in reasonable detail the reasons therefor and shall include, as applicable, (A) the information with respect to the Company Superior Proposal that is specified in Section 7.02(c), as well as a copy of such Company Acquisition Proposal and any related Alternative Company Acquisition Agreement, or (B) the facts and circumstances in reasonable detail of the Company Intervening Event;

(ii) during the five (5) Business Days following such written notice described in the foregoing clause (i) (or such shorter period as is specified in this Section 7.02(b) below), the Company Board and its Representatives have negotiated in good faith with the Investors (unless the Investors have expressly agreed in writing (e-mail is sufficient) not to negotiate) regarding any revisions to the terms of this Agreement that may, at the Investors’ sole discretion, be proposed by the Investors in response to such Company Superior Proposal or Company Intervening Event, as applicable; and

(iii) at the end of the five (5) Business Day period described in the foregoing clause (i) (or such shorter period as specified below in this Section 7.02(b)), the Company Board concludes in good faith, based on the advice of the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing (e-mail is sufficient) by the Investors), that, as applicable (A) the Company Acquisition Proposal continues to be a Company Superior Proposal or (B) the Company Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that the failure to make such Company Adverse Recommendation Change would result in a violation of the fiduciary duties owed by the Company Board under applicable Law.

Any amendment or modification to any Company Superior Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 7.02 and the Company shall promptly (but in any event within 24 hours of occurrence) notify the Investors of any such new Company Acquisition Proposal and the Parties shall comply with the provisions of this Section 7.02(b) with respect thereto; provided, however, that the “matching period” set forth above shall in such circumstance expire on the later of three (3) Business Days after the Company Board provides written notice of such new Company Acquisition Proposal to the Investors and the end of the original five (5)-Business Day period described in clause (ii) above; provided, further, (x) whether or not there is a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 10.01, the Company Board shall submit this Agreement for adoption, and the other Company Proposals for approval, by the Company stockholders at the Stockholders’ Meeting (provided, however that, for so long as there is a Company Adverse Recommendation Change, the Company Board shall nevertheless be required in such case to solicit proxies in favor of (it being understood that a proxy card will be deemed “in favor of” a matter to be acted upon by the Company’s stockholders if it provides the stockholder with the ability to either vote for, vote against or abstain from voting on, such matter) the adoption of this Agreement and the approval of the other Company Proposals); and (y) in the event there is a Company Adverse Recommendation Change made in compliance with this Section 7.02(b) with respect to a Company Superior Proposal, the Company shall not enter into an Alternative Company Acquisition Agreement. For purposes of clarity, if there is a Company Adverse Recommendation Change, the Company may clearly and unambiguously disclose the Company Adverse Recommendation Change in the Joint Proxy Statement/Prospectus soliciting approval in favor of the adoption of this Agreement and the approval of the other Company Proposals.

(c) In addition to the obligations of the Company set forth in Section 7.02(a) or Section 7.02(b), the Company shall promptly (and in any event within 24 hours) notify the Investors in writing (i) of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal that are received by, or any non-public information with regard to any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal is requested from, or any discussions or negotiations are sought to be initiated regarding any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal with, the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal, indication of interest or offer and the material terms and conditions of any such inquiries, proposals, indication of interests or offers (and providing copies of all related written inquiries, proposals, indication of interests or offers, including proposed agreements) and (ii) of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person making such Company Acquisition Proposal, information request or inquiry. In no event shall the Company begin providing any such information or engage in such discussions or negotiations prior to providing the Investors with the notice required by the preceding sentence. The Company thereafter shall (x) keep the Investors reasonably informed, on a reasonably prompt basis (and, in any event, within 24 hours) of the status of any material discussions or negotiations with respect to any such inquiries, proposal, indication of interests or offers and the details of any material changes to the status and material terms of any such inquiries, proposals, indication of interests or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, and including copies of any written inquiries, proposals, indication of interests or offers, including proposed agreements and material modifications thereto) and (y) substantially concurrently with the delivery to any such Person, provide to the Investors any information concerning the Company or any of the Company Subsidiaries that is provided or made available to such Person or its Representatives unless such information has been previously provided or made available to the Investors or their Representatives.

7.03 Stockholders’ Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof) (the “Stockholders’ Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 7.03) for the purpose of voting on the Company Proposals. In connection with the Stockholders’ Meeting, subject to Section 7.02(b), the Company, acting through the Company Board, shall (i) recommend the adoption of this Agreement and approval of the other Company Proposals by the Company’s stockholders in the Joint Proxy Statement/Prospectus, (ii) otherwise comply with all legal and Nasdaq requirements applicable to such meeting, (iii) regardless of whether or not there has been a Company Adverse Recommendation Change, use its reasonable best efforts to solicit from its stockholders proxies in favor of (it being understood that a proxy card will be deemed voted “in favor of” a matter to be acted upon by the Company’s stockholders if it provides the stockholder with the ability to either vote for, vote against or abstain from voting on, such matter) the adoption of this Agreement and approval of the other Company Proposals and (iv) subject to the parenthetical in the immediately preceding clause (iii), take all other actions reasonably necessary or advisable to secure the adoption of this Agreement and approval of the other Company Proposals by the Company’s stockholders in order to satisfy the requirement of applicable Law and the rules and regulations of Nasdaq, including, without limitation, timely setting a record date, provided that nothing in this Section 7.03 shall prohibit the Company Board or any committee thereof from making a Company Adverse Recommendation Change in compliance with this Agreement. The Company shall keep the Investors reasonably updated with respect to proxy solicitation results as reasonably requested by the Investors, and shall direct its proxy soliciting agent to provide the Investors and their Representatives with the results of all proxy tabulations provided by such proxy soliciting agent to the Company. The Company, acting through the Company Board, shall not, without the prior written consent of the Investors, adjourn or postpone the Stockholders’ Meeting; provided, however, the Company shall have the right to adjourn or postpone the Stockholders’ Meeting: (1) after consultation with the Investors, for not more than two (2) periods not to exceed ten (10) Business Days each if on the date on which the Stockholders’ Meeting is then scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Stockholder Approval; (2) if on the date on which the Stockholders’ Meeting is then scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting; or (3) after consultation with the Investors, if the failure to adjourn or postpone the Stockholders’ Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Joint Proxy Statement/Prospectus to be timely provided to the holders of Company Common Stock. Once the Company has established a record date for the Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of the Investors (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the Company’s organizational documents. Without the prior written consent of the Investors, the adoption of this Agreement and approval of the other Company Proposals shall be the only matters (other than matters of procedure, including a motion to adjourn in accordance with the terms of this Agreement, and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and approval of the other Company Proposals) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.

7.04 Joint Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, notwithstanding anything in the Porsche Merger Agreement to the contrary, the Company shall cause to be prepared (with the initial draft to be prepared by Investor Counsel in cooperation with the Company’s outside legal counsel) and filed with the SEC, the Registration Statement, including the Joint Proxy Statement/Prospectus. The Company and Parent shall use their reasonable best efforts to ensure that the Registration Statement, including the Joint Proxy Statement/Prospectus, complies as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act and the Securities Act and with all other applicable Law. Subject to Section 7.02(b), the Joint Proxy Statement/Prospectus shall include (i) a statement to the effect that the Company Board has determined that this Agreement, the Parent Merger and the other Investment Transactions are fair to and in the best interests of the Company, Parent and Merger Sub and their respective stockholders and has approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Parent Merger and the other Investment Transactions and (ii) the recommendation of the Company Board in favor of the adoption of this Agreement and approval of the other Company Proposals (the “Company Board Recommendation”). The Company and Parent shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC). The Company and Parent shall make all necessary filings with respect to the Parent Merger and the Investment Transactions under the Securities Act and the Exchange Act and any necessary state securities Laws or “blue sky” notice requirements in connection with the issuance of Parent Common Stock. As promptly as practicable after the Registration Statement shall have become effective, the Company shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be delivered to its stockholders in accordance with applicable Law and the rules and regulations of Nasdaq.

(b) Each of the Company, on the one hand, and the Investors, on the other hand, shall furnish all information concerning such Party and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Registration Statement, and the resolution of any comments received by the Company or Parent from the SEC. If at any time prior to the later of the receipt of the Stockholder Approval and Porsche Shareholder Approval, any information relating to the Company or the Investors, or any of their respective Affiliates, directors or officers, should be discovered by such Party which is required to be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Joint Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) Notwithstanding anything herein to the contrary, to the extent reasonably practicable, the Company and Parent shall cooperate and consult, in good faith, with the Investors with respect to the filing with, or submission to, the SEC and Nasdaq of all forms, reports, applications or other documents (including, without limitation, the Registration Statement and any amendments or supplements thereto) to be so filed or submitted in connection with the Transactions, which shall include, without limitation, providing the Investors the reasonable opportunity to review and comment on any such form, report, application or other document. The Company and Parent shall give due consideration to the Investors’ comments with respect to any such form, report, application or other document and shall not file or submit any of the foregoing without the Investors’ prior written approval, not to be unreasonably withheld.

(d) The Company or Parent, as applicable, shall notify the Investors promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply, within one (1) day of receipt thereof, the Investors with copies of (A) all correspondence between the Company, Parent or any of their Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, or the Registration Statement and (B) all stop orders of the SEC relating to the Registration Statement. The Company and Parent shall give the Investors and their counsel a reasonable opportunity to participate in preparing the proposed response by the Company and/or Parent to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and the Company and Parent shall give reasonable consideration to any such comments and shall not submit any such response without the Investors’ prior review and written approval, not to be unreasonably withheld. The Company and Parent, as applicable shall use reasonable best efforts to respond promptly to any comments of the SEC or their respective staff with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable. For the avoidance of doubt, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the Investors’ prior review and written approval, not to be unreasonably withheld, except for amendments and supplements made in accordance with the immediately following sentence, which shall not require the Investors’ written approval. Subject to the Company’s compliance with its obligations under Section 7.03, the Investors shall cooperate in good faith with the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof with any request by the Company to (and the Company shall comply with any request by the Investors to) amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Company Board for making such a Company Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing. Notwithstanding a Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with ARTICLE 10, the Company shall nonetheless (x) timely set a record date for, duly call, give notice of, convene and hold the Stockholders’ Meeting and submit this Agreement for adoption, and submit the other Company Proposals for approval, by the Company stockholders and use its reasonable best efforts to solicit from such stockholders proxies in favor of (it being understood that a proxy card will be deemed voted “in favor of” a matter to be acted upon by the Company’s stockholders if it provides the stockholder with the ability to either vote for, vote against or abstain from voting on, such matter) the adoption of this Agreement and approval of the other Company Proposals and (y) subject to the parenthetical in the immediately preceding clause (x), take all other actions reasonably necessary or advisable to secure the adoption of this Agreement and approval of the other Company Proposals by the Company’s stockholders, provided that nothing in this Section 7.04 shall prohibit the Company Board or any committee thereof from making a Company Adverse Recommendation Change in compliance with this Agreement.

7.05 Reservation of Common Stock. Parent shall at all times reserve and keep available out of its authorized but unissued shares of Parent Common Stock, solely for the purpose of providing for the conversion of the Investment Shares, such number of shares of Parent Common Stock as shall from time to time equal the number of shares sufficient to permit the conversion of the Investment Shares issued pursuant to this Agreement. This covenant shall survive the Closing for so long as any Securities remain outstanding.

7.06 Reports; Furnishing of Information. From the date hereof until the Parent Merger Effective Time, Parent and the Company will (i) furnish to the Investors and/or their assignees such information relating to Parent, the Company and the Company Subsidiaries as from time to time may reasonably be requested by the Investors and (ii) provide the Investors with copies of all forms, reports, press releases, and other documents proposed to be filed by Parent or the Company with the SEC or otherwise publicly disclosed (other than those that are related to the Transactions, which are covered by Section 7.04) as promptly as practicable prior to the filing or disclosure date so as to give the Investors reasonable opportunity to review and consult with the Company regarding such forms, reports and other documents and provide comments thereon, which, if any, Parent and the Company shall consider in good faith prior to filing or release.

7.07 Listing of Underlying Shares and Related Matters; Furnishing of Information. Promptly following the date hereof, the Company and Parent shall take all necessary action to cause the Conversion Shares to be listed on Nasdaq no later than the Closing Date. Further, subject to Section 7.01(t), if the Company (or Parent after the Parent Merger Effective Time) applies to have the Company Common Stock (or the Parent Common Stock after the Parent Merger Effective Time) or other securities traded on any other principal stock exchange or market, it shall include in such application the Conversion Shares and will take such other action as is necessary to cause such Company Common Stock (and after the Parent Merger Effective Time, such Parent Common Stock) to be so listed. The Company (and after the Parent Merger Effective Time for as long as any Securities are outstanding, Parent) will use reasonable best efforts to continue the listing and trading of the Company Common Stock (and after the Parent Merger Effective Time, the Parent Common Stock) on Nasdaq and, in accordance, therewith, will use reasonable best efforts to comply in all material respects with the Company’s (and after the Parent Merger Effective Time, Parent’s) reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.08 Removal of Legends. In connection with any sale or disposition of the Securities by an Investor pursuant to Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time (“Rule 144”), or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by such Investor with the requirements of this Agreement, Parent shall or, in the case of Parent Common Stock, shall cause the transfer agent for the Parent Common Stock (the “Transfer Agent”) to issue replacement certificates representing the Securities sold or disposed of without restrictive legends. Upon the earlier of (and for so long as the following events remain in effect) (i) registration for resale of the Conversion Shares pursuant to the Registration Rights Agreement or (ii) the Securities becoming freely tradable without restriction or limitation by a non-affiliate pursuant to the last sentence of Rule 144(b)(1)(i), Parent shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a certificate representing shares of Parent Common Stock without legends upon receipt by such Transfer Agent of the legended certificates for such shares, together with either (1) a customary representation by such Investor that Rule 144 applies to the shares of Parent Common Stock represented thereby or (2) a statement by such Investor that such Investor has sold the shares of Parent Common Stock represented thereby in accordance with the Plan of Distribution contained in the resale registration statement, and (B) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. From and after the earlier of such dates, upon an Investor’s written request, Parent shall promptly cause certificates evidencing such Investor’s Securities to be replaced with certificates which do not bear such restrictive legends, and Conversion Shares subsequently issued upon due conversion of the Investment Shares shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect thereto. When Parent is required to cause an unlegended certificate to replace a previously issued legended certificate, if: (1) the unlegended certificate is not delivered to an Investor within three (3) Business Days of submission by that Investor of a legended certificate and supporting documentation to the Transfer Agent as provided above and (2) prior to the time such unlegended certificate is received by such Investor, such Investor, or any third party on behalf of such Investor or for such Investor’s account, purchases (in an open market transaction or otherwise) shares of Parent Common Stock to deliver in satisfaction of a sale by such Investor of shares represented by such certificate (a “Buy-In”), then Parent shall pay in cash to such Investor (for costs incurred either directly by such Investor or on behalf of a third party) the amount by which the total purchase price paid for Parent Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Investor as a result of the sale to which such Buy-In relates. Such Investor shall provide Parent written notice indicating the amounts payable to such Investor in respect of the Buy-In.

7.09 Porsche Merger Agreement.

(a) Parent shall not, and shall cause Porsche Holdco not to, exercise any right (except for Parent’s termination rights) under, agree to any amendment of or modification to, or provide any consent or approval under, or grant any waiver or take any other action with respect to, or otherwise perform any obligation under, the Porsche Merger Agreement or any other Acquisition Document (except for actions and obligations expressly required thereunder or contemplated thereby) without the prior written consent of the Investors. Parent shall, and shall cause Porsche Holdco to, promptly (but no later than the next Business Day) provide the Investors with copies of all notices and other written communications given or received by Parent and/or Porsche Holdco under the Porsche Merger Agreement or any other Acquisition Document; provided, however, nothing in this Section 7.09(a) shall prohibit Parent from exercising its right to terminate the Porsche Merger Agreement in accordance with the terms thereof, and the Investors will not have any rights to terminate the Porsche Merger Agreement or to prevent Parent from exercising any such termination rights. For the avoidance of doubt, if the Investors consent or agree to, or do not object to, an election by Parent to terminate the Porsche Merger Agreement, the Investors shall not be deemed to, and shall not, have waived their rights, or in any way impaired their rights, under this Agreement, including, without limitation, their right to payment under Section 7.09(b) or Section 10.02. The Parties acknowledge that the Investors are intended third party beneficiaries of the Porsche Merger Agreement, and the Porsche Merger Agreement may be enforced by the Investors (except for the termination provisions thereof), and Parent shall not, nor shall the Company cause Parent to, take any action which would have the effect of eliminating, limiting or otherwise impairing such rights of the Investors.

(b) Notwithstanding the termination of this Agreement, in the event that Parent or any Affiliate or designee thereof receives the Company Termination Fee, following the payment by Parent, the Company and their respective Affiliates of all reasonable and documented out-of-pocket fees and expenses incurred by any of them in connection with any of the Transactions (including fees and expenses of the Investors as provided in Section 12.04), Parent shall pay, or cause to be paid, fifty (50%) of the remaining amount of such Company Termination Fee (less the amount of all such fees and expenses) to the Investors (with such amount to be allocated among the Investors as they may determine in their sole discretion). If Parent fails to pay such amount in full in a timely manner to the Investors after such amount has been received by Parent and applied to the fees and expenses as set forth above, and in order to obtain such payment, any of the Investors commence a suit that results in a judgment against Parent or any Affiliate thereof for the payment of such amount or any portion thereof, then Parent shall pay or cause to be paid to the Investors their reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest (at the rate of Prime Rate, as reported in The Wall Street Journal, plus two percent (2.0%)) on the amount payable to the Investors from and including the date payment of such amount was due to but excluding the date of actual payment.

7.10 Transfer Restrictions. The Company agrees, with respect to each stockholder that is a party to any Voting Agreement, that if any such stockholder attempts to Transfer (as defined in the Voting Agreement), vote or provide any other person with the authority to vote any of the shares of Company Common Stock owned by such stockholder other than in strict compliance with the Voting Agreement, the Company shall not (a) permit any such Transfer on the Company’s books and records, (b) issue a new certificate representing any of the shares of Company Common Stock or permit any book entries for any such Transfer with respect to any shares of Company Common Stock that are in uncertificated form or (c) record such vote, in each case, unless and until such stockholder shall have complied with the terms of the Voting Agreement.

7.11 Efforts. The Company, Parent, Merger Sub and the Investors shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate and make effective the Transactions (including, without limitation, the Acquisition) as promptly as reasonable practicable. Without limiting the generality of the foregoing, each of the Company, Parent, Merger Sub and the Investors: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such entity in connection with the Transactions; (ii) shall use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, request by a Governmental Authority or otherwise) by such entity in connection with the Transactions; and (iii) shall use reasonable best efforts to lift or cause to be overturned any restraint, injunction or other legal bar to the Transactions. Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company, Parent and Merger Sub shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial or other immaterial conversations) with any Governmental Authority in respect of the Transactions without the Investors, (ii) to the extent reasonably practicable, give the Investors reasonable prior notice of any such meeting or conversation and (iii) in the event the Investors are prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep the Investors reasonably apprised with respect thereto.

7.12 Notice of Certain Events. Without limitation of the Company’s obligations under any other provision of this Agreement, the Company shall as promptly as reasonably practicable notify in writing and provide copies to the Investors of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Transactions;

(b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Transactions; and

(c) upon first becoming aware thereof, the failure of any representation or warranty of the Company, Parent or Merger Sub contained in this Agreement, the Porsche Merger Agreement or any other Transaction Document to be true or accurate at or prior to the Closing, or the occurrence of any effect, change, condition, fact, development, occurrence or event, in either case, that would reasonably be expected to give rise to the failure of any of the conditions to closing set forth in (i) Section 9.01 or (ii) the Porsche Merger Agreement, to be satisfied.

No notification given by the Company pursuant to this Section 7.12 shall (x) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement (including, without limitation, the rights to indemnification under ARTICLE 11) or (y) otherwise prejudice in any way the rights and remedies of the Investors under this Agreement.

7.13 Access to Information.

(a) Subject to Section 7.13(b) during the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to: (a) provide the Investors and their Representatives with reasonable access during normal business hours to the personnel and assets of the Company and the Company Subsidiaries and to all existing books, records, Tax Returns, work papers (including accountant work papers and shall cause its accountants to grant access thereto) and other documents and information relating to the Company and the Company Subsidiaries; and (b) provide the Investors and their Representatives with such copies of the existing books, records, Tax Returns, work papers (including accountant work papers and shall cause its accountants to grant access thereto) and other documents and information relating to the Company and the Company Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and the Company Subsidiaries as the Investors may reasonably request. All information exchanged pursuant to this Section 7.13 shall be subject to the provisions of the Confidentiality Letter dated June 12, 2018, between the Company and Abry Partners II, LLC. Without limiting the generality of any of the foregoing and subject to Section 7.13(b), during the Pre-Closing Period, the Company shall promptly provide the Investors upon their reasonable request with copies of:

(i) all material operating and financial reports to the extent prepared by the Company and/or the Company Subsidiaries for the Company’s senior management, including copies of the unaudited monthly consolidated balance sheets of the Company and the Company Subsidiaries and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows; and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the senior management of the Company;

(ii) any written materials or communications distributed by or on behalf of the Company to its stockholders;

(iii) any material notice, correspondence, document or other communication sent by or on behalf of any of the Company or any of the Company Subsidiaries to any party to any Company Material Contract, or sent to any of the Company or the Company Subsidiaries by any party to any Company Material Contract (other than any communication that relates solely to routine commercial transactions between the Company or any of the Company Subsidiaries and the other party to any such Contract and that is of the type sent in the ordinary course of business);

(iv) any notice, report or other document filed with or sent to any Governmental Authority on behalf of any of the Company or the Company Subsidiaries or, to the extent provided or made available to the Company, Porsche or any of its Subsidiaries, in connection with the Transactions; and

(v) any material notice, report or other document received by any of the Company or any of the Company Subsidiaries from any Governmental Authority.

(b) Notwithstanding the foregoing provisions in Section 7.13(a), the Company may restrict or otherwise prohibit access to any documents or information to the extent that: (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; or (ii) access to such documents or information would waive any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information; provided, that, in the case of each of clauses (i) and (ii), the Company shall: (A) give reasonable notice to the Investors of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 7.13(b); (B) inform the Investors with sufficient detail of the reason for such restriction or prohibition; and (C) use, and cause the Company Subsidiaries to use, reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.

(c) Any investigation conducted pursuant to the access contemplated by this Section 7.13 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or the Company Subsidiaries or, create a material risk of damage or destruction to any material property or material assets of the Company or the Company Subsidiaries, and that complies with the terms, conditions and insurance requirements of the applicable Company Real Property Lease. Such access shall not include the right to perform “invasive” testing, soil, air or groundwater sampling or any Phase II environmental assessments.

7.14 Stockholder Litigation. The Company shall promptly notify the Investors of any direct, derivative or other stockholder (or shareholder) litigation, claim, demand or threat of any of the foregoing against or on behalf of the Company or any of its Affiliates or Representatives or, to the Knowledge of the Company, Porsche or any of its Affiliates or Representatives arising out of or relating to this Agreement, the Parent Merger, the Acquisition or the other Transactions (collectively, “Stockholder Litigation”) and shall keep the Investors reasonably informed regarding any Stockholder Litigation. The Company and Parent shall give the Investors reasonable opportunity to consult with it regarding the defense or settlement of Stockholder Litigation and shall give due consideration to the Investors’ views with respect to such Stockholder Litigation; provided that, notwithstanding anything to the contrary contained herein, the Company shall not settle any such litigation without the prior written consent of the Investors (which consent shall not be unreasonably conditioned, withheld or delayed).

7.15 Debt Financing. The Company and Parent agree (i) to use their reasonable best efforts to provide, and to use their reasonable best efforts to cause their respective officers, directors, employees, financial advisors, counsel, accountants and other Representatives and Affiliates to provide, and (ii) to exercise, at the request of the Investors, their rights under the Porsche Merger Agreement to seek compliance by Porsche with its obligations to provide, all cooperation reasonably requested by the lenders under the Debt Financing and/or Investors in connection with the arrangement of the Debt Financing, provided that nothing in this clause (ii) shall require the Company or Parent to commence a Proceeding against Porsche. Such cooperation shall include but shall not be limited to the following:

(a) participating (with appropriate seniority and expertise of the Company to participate as possible) at reasonable times, upon reasonable advance notice, in meetings, presentations, due diligence sessions, and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(b) assisting the lenders under the Debt Financing and/or the Investors (in connection with the arrangement of the Debt Financing) with the timely preparation of customary: (1) materials for rating agency presentations, bank information memoranda and similar documents; (2) memoranda and similar documents; and (3) forecasts of financial statements for one or more periods following the Closing Date (which, for the avoidance of doubt, will not include or be deemed to require the Company to prepare such forecasts of financial statements), in each case, as requested by the lenders under the Debt Financing or as otherwise required in connection therewith;

(c) cooperating with the lenders under the Debt Financing and/or the Investors (in connection with the arrangement of the Debt Financing) in connection with the preparation and registration of any pledge and security documents, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by the lenders under the Debt Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case, as reasonably requested by the lenders under the Debt Financing and/or the Investors (in connection with the arrangement of the Debt Financing)), and otherwise reasonably facilitating the pledging of collateral, including but not limited to stock certificates, and the granting of security interests in respect of the Debt Financing;

(d) furnishing the lenders under the Debt Financing and/or the Investors (in connection with the arrangement of the Debt Financing), as promptly as practicable, with the Required Financing Information;

(e) cooperating with the lenders under the Debt Financing to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance as reasonably requested by such lenders;

(f) reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date;

(g) delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness;

(h) providing authorization letters to the lenders under the Debt Financing authorizing the distribution of information to prospective lenders or investors, in connection with any marketing efforts in connection with the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements;

(i) taking all corporate and other actions reasonably requested by the lenders under the Debt Financing to permit the consummation of the Debt Financing; and

(j) if requested by the Investors (in connection with the arrangement of the Debt Financing) or lenders under the Debt Financing at least three (3) Business Days prior to the Closing Date, within a reasonable time furnishing the lenders under the Debt Financing with all documentation and other information about the Company and the Company Subsidiaries and Affiliates as is reasonably requested by such lenders relating to applicable “know your customer” anti-money laundering and any other applicable governmental rules and regulations. Without limiting the generality of the foregoing, the Company and its Subsidiaries shall comply, and shall seek to have Porsche and its Subsidiaries comply, with the covenants applicable to any of them set forth in the Porsche Merger Agreement with respect to the Debt Financing, and shall use commercially reasonable efforts to cause to be satisfied all conditions to fund the Debt Financing. The Company hereby consents to the reasonable use of its logos (without granting to any person any right, title or interest therein except for the limited rights expressly provided in this sentence) in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company or any of its marks or other Company Intellectual Property Rights. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, the Company shall provide, and shall seek to have Porsche and its officers, directors, employees, financial advisors, counsel, accountants and other Representatives and Affiliates provide, such cooperation as may be reasonably requested by the Investors in connection with obtaining alternative financing from alternative sources.

(k) No lender under the Debt Financing will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise. Neither the Company nor any of its Affiliates will have any liability to the lender or any of its Affiliates relating to or arising out the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise.

(l) Notwithstanding anything to the contrary in this Agreement, none of the Company, any of the Company Subsidiaries or any of its or their respective directors or officers or other personnel, shall be required by this Section 7.15 to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of the Company and the Company Subsidiaries or to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing.

(m) Notwithstanding anything in this Agreement to the contrary, none of the Company or the Company Subsidiaries shall be required to (a) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to the Debt Financing prior to the Closing or (b) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action with respect to the Debt Financing that, in each case, is not conditioned on the occurrence of the Closing.

7.16 Standstill.

(a) From the Closing Date until the Standstill Termination Date, the Investors will not, and will cause Abry Partners II, LLC and Abry Partners II, LLC’s controlled Affiliates not to, do any of the following:

(i) engage in any “solicitation” of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders of Parent) to vote any voting securities of the Parent, in each case inconsistent with the recommendations of the Parent Board;

(ii) grant a proxy with respect to the voting of any securities of Parent to any Person other than the Parent Board and executive officers of Parent;

(iii) seek representation on the Parent Board, submit nominations for the election or removal of any directors of Parent, or seek to remove any directors of Parent (in each case, other than with respect to, or in their capacity as, the Series A Directors in accordance with the Parent Charter);

(iv) initiate, propose, submit, encourage or otherwise solicit stockholders of Parent for the approval of one or more stockholder proposals in a manner inconsistent with the recommendations of the Parent Board;

(v) form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), with respect to any voting securities of Parent, for the purpose of acquiring, holding, voting or disposing of any voting securities of Parent (in each case other than solely among the Investors and their Affiliates);

(vi) advise, assist, knowingly encourage or influence, or direct any Person to do, or to advise, assist, knowingly encourage or influence, or direct any other Person to do, any of the following: (A) any of the foregoing or otherwise circumventing any of the limitations of this Section or (B) voting any voting securities of Parent in a manner inconsistent with the recommendations of the Parent Board; or

(vii) make any request or submit any proposal to waive, terminate or amend the terms of this Section 7.16 other than through non-public communications with Parent.

(b) Notwithstanding the foregoing, nothing in this Section 7.16 will limit: (i) the Investors’ ability to (1) either vote for, vote against or abstain from voting on, any proposal submitted for a vote of stockholders which is not initiated or conducted in violation of Section 7.16(a), (2) privately make and submit to the Parent and/or the Parent Board any proposal that is intended by the Investors to be made and submitted on a non-publicly disclosed or announced basis (and would not reasonably be expected to require public disclosure by any Person), (3) exercise rights as a holder of Series A Preferred Stock under the Parent Charter or any other Transaction Document or (4) in response to an unsolicited inquiry or proposal from any Person in respect of any action prohibited, or reasonably likely to be prohibited, by Section 7.16(a), to ascertain facts from the Person making such inquiry or proposal for the sole purpose of informing themselves about such inquiry or proposal and the Person that made it and to refer such Person to this Section 7.16 and to limit its conversation or other communication exclusively to such referral and such ascertaining of facts; (ii) any Series A Director in taking any action as a member of the Parent Board, including, without limitation, voting or otherwise taking any action in respect of his or her legal duties or otherwise acting in his or her capacity as a member of the Parent Board; or (iii) the Investors’ ability to dispose of any of its securities of the Parent, either publicly or privately.

7.17 Tax Consequences. Each of the parties (together with each of its respective Affiliates) shall use its reasonable best efforts to cause the Parent Merger and the receipt of Parent Common Stock for Company Common Stock by the historic stockholders of the Company, taken together with the issuance and sale of the Investment Shares to the Investors and the Acquisition pursuant to the Porsche Merger Agreement, to qualify, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent the Parent Merger and the receipt of Parent Common Stock for Company Common Stock by the historic stockholders of the Company, taken together with the issuance and sale of the Investment Shares to the Investors and the Acquisition pursuant to the Porsche Merger Agreement, from qualifying, as an exchange described in Section 351 of the Code. Each of Parent, the Company and Merger Sub (together with each of its respective Affiliates) shall use its reasonable best efforts to cause the Parent Merger to qualify, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent the Parent Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the relevant parties (together with each of its respective Affiliates) agrees to file each Tax Return in a manner that is consistent with the Tax treatment described in this Section 7.17 and shall not otherwise take any Tax position that is inconsistent with the Tax treatment described in this Section 7.17 unless, in each case, otherwise required by applicable Law. The parties hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations.

ARTICLE 8
ADDITIONAL ACTIONS TO BE TAKEN
IN CONNECTION WITH THE PARENT MERGER

8.01 Assumption of Equity Compensation Plans and Employment Agreements. Parent and the Company hereby agree that, from and after the Parent Merger Effective Time, the Company will assign to Parent, and Parent will assume and agree to perform, (a) all obligations of the Company pursuant to (i) the Company Equity Plans and (ii) each stock option agreement, restricted stock award agreement, restricted stock unit award agreement and any other similar agreement entered into pursuant to the Equity Compensation Plans (collectively, the “Award Agreements”) and (b) all obligations of the Company pursuant to any employment agreements entered into by the Company (the “Employment Agreements”). At or promptly following the Parent Merger Effective Time, the Company Equity Plans, the Award Agreements and the Employment Agreements shall each be amended as necessary to reflect the assignment to and assumption by Parent of the Company Equity Plans, the Award Agreements and the Employment Agreements. For the avoidance of doubt, neither the consummation of the Parent Merger nor of any of the other Investment Transactions shall amend or otherwise modify the existing terms and conditions (including vesting schedule and per share exercise price) of any of the Company Equity Plans or any of the outstanding Award Agreements.

8.02 Intentionally Omitted.

8.03 Insurance. Parent will procure directors’ and officers’ liability insurance, such that, at the Parent Merger Effective Time, Parent will have directors’ and officers’ liability insurance coverage insuring Parent, Merger Sub, the Company, Porsche Holdco, each of their Subsidiaries and each of their directors and officers that is no less favorable than the insurance coverage held by the Company immediately prior to the Parent Merger and that is otherwise acceptable to the Investors.

8.04 Section 16. The Company and Parent will cause any disposition of shares of Company Common Stock or acquisitions of shares of Parent Common Stock resulting from the Transactions by each officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 9
CONDITIONS TO CLOSING

9.01 Conditions to the Investors’ Obligations. The obligation of the Investors to purchase the Investment Shares at Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in writing by the Investors in their sole discretion (to the extent legally permissible):

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, other than the Specified Representations, shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties all “material,” “in all material respects,” “Material Adverse Effect” or similar materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(ii) each of the Specified Representations, other than the representations and warranties contained Section 5.06(a) (Capitalization), shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date); and

(iii) the representations and warranties contained in Section 5.06(a) (Capitalization) shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except for inaccuracies that are de minimis in the aggregate;

(b) Performance of Obligations. The Company, Parent and Merger Sub shall have complied with or performed in all material respects all of their respective covenants and agreements they are required to comply with or perform at or prior to the Closing Date;

(c) Material Adverse Effect. Since the date hereof, there shall not have been, nor shall there have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any Material Adverse Effect;

(d) Officer’s Certificate. The Investors shall have received a certificate on behalf of each of the Company and Parent by their respective chief executive officer and chief financial officer, in their capacity as such and not individually, confirming that the conditions set forth in clauses (a), (b) and (c) of this Section 9.01 have been duly satisfied;

(e) Specified Stockholder Approval. The Company, Parent and Merger Sub shall have obtained the Specified Stockholder Approval;

(f) Governmental Consents. The Parties shall have made any material filing required to obtain all material Governmental Authorizations applicable to the Transactions, and all such Governmental Authorizations, including the lapse of any applicable waiting period, shall have been obtained;

(g) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or made applicable to the Parent Merger, the issuance of the Investment Shares or any of the other Investment Transactions by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Parent Merger, the issuance of the Investment Shares or any of the other Investment Transactions as contemplated hereunder;

(h) Secretary’s Certificate. Each of the Company and Parent shall have delivered a Certificate, respectively, executed on behalf of each of the Company and Parent by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by each of the Company Board and Parent Board approving the Investment Transactions, certifying the current versions of each of the Certificate of Incorporation and Bylaws of the Company and Parent and certifying as to the signatures and authority of persons signing the Investment Transaction Documents and all related documents on behalf of each of the Company and Parent;

(i) Investment Documents. The Company, Parent and each other party thereto (other than the Investors) shall have executed and delivered all of the Investment Documents, together with evidence of the filing of the Parent Charter with the Secretary of State of the State of Delaware;

(j) Acquisition Documents. Parent, Porsche Holdco and each other party thereto shall have executed and delivered all of Acquisition Documents, each in form and substance provided to the Investors and their counsel;

(k) Implementing Transactions. Each of the Transactions described in Sections 1.01 through and including Section 1.06 of this Agreement, including, without limitation, the Debt Financing and the Acquisition Transactions, shall have been consummated on the Closing Date (subject to the sequencing and timing set forth in ARTICLE 1) in accordance with the terms of the applicable Transaction Documents, in each case, as in effect of the date hereof, as applicable, or with such changes, or in such form and substance, as the Investors shall have consented to in writing;

(l) Legal Opinion. The Investors shall have received an opinion from Olshan Frome Wolosky LLP, the Company’s counsel, or such other firm as is reasonably selected by the Company and is acceptable to the Investors, dated as of the Closing Date, in the form attached hereto as Exhibit G;

(m) Share Listing. The shares of Parent Common Stock into which the Company Common Stock shall be converted by virtue of the Parent Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(n) Additional Share Listing. Parent shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Conversion Shares on Nasdaq, a copy of which shall have been provided to the Investors;

(o) No Stop Order. No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other Governmental Authority with respect to public trading in the Parent Common Stock;

(p) Listing. The Parent Common Stock to be issued in the Parent Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance;

(q) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect, or pending Proceedings seeking a stop order;

(r) Facility Fee. The Facility Fee shall have been paid by Parent or the Company to the Investors (in such allocation among them as they may determine in their sole discretion);

(s) Investor Fees. The Investor Fees incurred through and including the Closing Date shall have been paid by Parent or the Company to the Investors (in such allocation among them as they may determine in their sole discretion);

(t) Indemnification Agreements. Parent shall have entered into an Indemnification Agreement with each of the Persons set forth on Schedule 9.01(t) in the form attached hereto as Exhibit H;

(u) Flow of Funds Statement. The Flow of Funds Statement shall have been finalized (the initial draft of which shall have been delivered by the Company to the Investors no later than three (3) Business Days prior to the Closing Date);

(v) Cash and Cash Equivalents. Prior to giving effect to the issuance and sale of the Investment Shares and the receipt of the aggregate Purchase Price, the Company and the Company Subsidiaries shall have Cash and Cash Equivalents of no less than $8,500,000; and

(w) Other Deliverables. The Company and the Company Subsidiaries, as applicable, shall have executed and delivered the additional agreements, documents and instruments set forth on Schedule 9.01(w).

9.02 Conditions to Obligations of the Company and Parent. Parent’s obligation to sell and issue the Investment Shares at the Closing and to consummate the other Investment Transactions is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in writing by Parent (to the extent legally permissible):

(a) Representations and Warranties. Each of the representations and warranties of the Investors contained in ARTICLE 6 of this Agreement shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date;

(b) Performance of Obligations. The Investors shall have complied with or performed in all material respects all of their respective covenants and agreements they are required to comply with or perform at or prior to the Closing Date;

(c) Registration Rights Agreement. Parent shall have received a duly executed counterpart of the Registration Rights Agreement from each of the Investors;

(d) Purchase Price. The Investors shall have delivered the Purchase Price to Parent;

(e) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or made applicable to the Parent Merger, the issuance of the Investment Shares or any of the other Investment Transactions by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Parent Merger, the issuance of the Investment Shares or any of the other Investment Transactions as contemplated hereunder;

(f) Specified Stockholder Approval. The Company shall have obtained the Specified Stockholder Approval;

(g) Listing. The Parent Common Stock to be issued in the Parent Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance;

(h) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect, or pending Proceedings seeking a stop order;

(i) Governmental Consents. The Parties shall have made any material filing required to obtain all material Governmental Authorizations applicable to the Transactions, and all such Governmental Authorizations, including the lapse of any applicable waiting period, shall have been obtained; and

(j) Porsche Merger Agreement. The closing of the Acquisition Transactions shall have occurred or shall occur concurrently with the Closing.

ARTICLE 10
TERMINATION AND ABANDONMENT

10.01 Termination. This Agreement and the obligations of the Company, Parent and Merger Sub, on the one hand, and the Investors, on the other hand, to effect the Closing, may be terminated (whether before or after Stockholder Approval) only as follows:

(a) by mutual written consent of the Company and the Investors at any time prior to the Parent Merger Effective Time;

(b) by either the Company or the Investors at any time prior to the Parent Merger Effective Time if a Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order, or shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Transactions a Law, or shall have taken any other action, having the effect of: (A) permanently restraining, enjoining or otherwise prohibiting any of the Transactions; or (B) making the consummation of any of the Transaction illegal; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any Party whose (or any of its Affiliates) breach of any provision of the Investment Documents and, in the case of the Company, the Acquisition Documents, results in the issuance of such final and non-appealable Order, the enactment, issuance, promulgation, entry or enforcement of such Law or the taking of any such other action by such Governmental Authority;

(c) by either the Company or the Investors if the Closing shall not have occurred on or prior to September 30, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(c) shall not be available to any Party whose (or any of its Affiliates) breach of any provision of any of the Investment Documents and, in the case of the Company, the Acquisition Documents, results in the failure of the Closing to have occurred by such time;

(d) by either the Company or the Investors if the Specified Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement and approval of the other Company Proposals was taken; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to the Company if its (or any of its Affiliates) breach of any provision of the Transaction Documents results in the failure of the Specified Stockholder Approval to have been obtained;

(e) by the Investors (i) if the Company, the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change, or (ii) upon a material breach by the Company of its obligations pursuant to Section 7.02;

(f) by the Company, if the Investors shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Investors shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 9.02(a) or Section 9.02(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) thirty (30) days after the giving of written notice by the Company to the Investors of such breach, failure to perform or failure to be true; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(f) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition contained in Section 9.01(a) or Section 9.01(b) would not be satisfied;

(g) by the Investors, if (x) the Company, Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach described under Section 10.01(e), as to which such Section 10.01(e) will apply), or if any representation or warranty of the Company, Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 9.01(a) or Section 9.01(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) thirty (30) days after the giving of written notice by Investors to the Company of such breach, failure to perform or failure to be true or (y) Parent, Porsche Holdco or Porsche Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Porsche Merger Agreement, or if any representation or warranty of Parent, Porsche Holdco or Porsche Merger Sub under the Porsche Merger Agreement shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions to closing set forth in Section 8.03(a) or Section 8.03(b) of the Porsche Merger Agreement to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured in accordance with the terms of the Porsche Merger Agreement; provided that the Investors shall not have the right to terminate this Agreement pursuant to this Section 10.01(g) if the Investors are then in breach of any of their representations, warranties, covenants or agreements set forth in this Agreement such that a condition contained in Section 9.02(a) or Section 9.02(b) would not be satisfied;

(h) by the Investors upon a breach of any Voting Agreement or Porsche Voting Agreement, or if any Voting Agreement or Porsche Voting Agreement, at any time after its execution and delivery and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect and enforceable against the parties thereto in accordance with its terms, as a result of which the Specified Stockholder Approval or the Company Shareholder Approval (as defined in the Porsche Merger Agreement) is not obtained at the meeting convened therefor or at any adjournment or postponement thereof;

(i) by either the Company or the Investors if the Porsche Merger Agreement shall have been terminated in accordance with its terms; or

(j) by the Investors upon the occurrence of, or if shall there have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any Material Adverse Effect or Company Material Adverse Effect (as defined in the Porsche Merger Agreement).

10.02 Notice and Effect of Termination; Expense Reimbursement.

(a) A Party terminating this Agreement pursuant to Section 10.01 (other than Section 10.01(a)) shall deliver a written notice to the other Parties setting forth specific basis for such termination and the specific provision of Section 10.01 pursuant to which this Agreement is being terminated. A valid termination of this Agreement pursuant to Section 10.01 (other than Section 10.01(a)) shall be effective upon receipt by the non-terminating Party of the foregoing written notice. A valid termination of this Agreement pursuant to Section 10.01(a) shall be effective at the time stated in the applicable written consent of the Company and the Investors.

(b) In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall be of no further force or effect; provided, however, (i) Section 7.09, this Section 10.02, ARTICLE 12 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect; and (ii) the termination of this Agreement shall not relieve any Party from any liability for any willful breach of any representation, warranty or covenant contained in this Agreement.

(c) In the event of the termination of this Agreement pursuant to Section 10.01 (other than pursuant to Section 10.01(f)), within one (1) Business Day following such termination, the Company shall pay, or cause to be paid, to the Investors their reasonable costs and expenses (including attorneys’ fees) incurred in connection with the Transactions; provided, however, that, notwithstanding the foregoing, in no event shall the Company’s payment obligation under this Section 10.02(c) as a result of a termination of this Agreement pursuant to Section 10.01(a), Section 10.01(b) or Section 10.01(c) exceed $250,000 in the aggregate. If Parent fails to pay the amount of such expense reimbursement in full in a timely manner to the Investors, and in order to obtain such payment, any of the Investors commence a suit that results in a judgment against Parent or any Affiliate thereof for the payment of the amount of such expense reimbursement or any portion thereof, then Parent shall pay or cause to be paid to the Investors their reasonable costs and expenses (including attorneys’ fees) in connection with such suit, together with interest (at the rate of Prime Rate, as reported in The Wall Street Journal, plus two percent (2.0%)) on the amount of such expense reimbursement payable to the Investors from and including the date payment of such amount was due to but excluding the date of actual payment.

ARTICLE 11
INDEMNIFICATION

11.01 Survival. All representations and warranties contained in this Agreement shall survive the Closing Date until the eighteen (18) month anniversary of the Closing Date; provided, however, that (a) the Specified Representations shall survive indefinitely; and (b) Sections 5.14 (Taxes), 5.15 (Employees and Employee Benefit Plans), 5.19 (Intellectual Property) and 5.20 (Environmental Matters) shall survive until ninety (90) days after the expiration of the applicable statute of limitations. The covenants contained in this Agreement shall survive the Closing until they are otherwise terminated by their respective terms. Any representation, warranty, covenant or other agreement in respect of which indemnity may be sought under this ARTICLE 11, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 11.01 (but only with respect to any claim made, and not settled or resolved, prior to the termination of the applicable survival period) if written notice of the claim giving rise to such right or potential right of indemnity shall have been given to the Indemnifying Parties prior to such time and, in any such case, notwithstanding anything herein to the contrary, such representation, warranty, covenant or other agreement shall survive only with respect to such claim and until such claim for indemnity related to such inaccuracy or breach or potential inaccuracy or breach is settled or resolved. The representations, warranties and covenants contained in this Agreement or in any certificate delivered in connection with this Agreement shall survive for the periods set forth in this Section 11.01 and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any Indemnified Party, or the knowledge of any Indemnified Party’s Representatives or the acceptance by any Indemnified Party of any certificate or opinion hereunder.

11.02 Indemnification. The Company, Parent and the Company Subsidiaries (the “Indemnifying Parties”) shall jointly and severally, indemnify and hold harmless the Investors, their respective Affiliates, and their respective directors, officers, members, managers, partners, employee, agents and representatives, and any Person claiming by or through any of them (each, an “Indemnified Party”), against and in respect of any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable counsel’s fees and other costs and expenses reasonably incurred investigating or otherwise incident to any suit, action or Proceeding) (collectively, “Damages”) incurred by the Indemnified Parties arising out of, resulting from or in connection with:

(a) any breach of representation or warranty made on the part of the Company, Parent, Merger Sub or any of their respective Affiliates under the Investment Documents or on the part of Parent, Porsche Holdco, Porsche or any of their respective Affiliates under the Acquisition Documents;

(b) any breach of covenant or agreement made by or to be performed on the part of the Company, Parent, Merger Sub or any of their respective Affiliates under the Investment Documents or on the part of Parent, Porsche Holdco, Porsche or any of their respective Affiliates under the Acquisition Documents; or

(c) any act or omission by any of the Indemnifying Parties prior to the Closing that is intended to cause, or which act or omission was reckless and as a result of such recklessness caused, an outcome that is either harmful or adverse to the Investors’ investment in the Investment Shares or the Conversion Shares.

The indemnification obligations of the Indemnifying Parties (i) under Section 11.02(a), other than with respect to Specified Representations, shall be subject to a maximum liability equal to fifteen percent (15%) of the aggregate Purchase Price, and (ii) under this Section 11.02 in the aggregate shall be subject to a maximum liability equal to one hundred fifty percent (150%) of the aggregate Purchase Price; provided, however, that the indemnifications obligations of the Indemnifying Parties under (x) Section 11.02(a), with respect to all such representations and warranties (including the Specified Representations), (y) Section 11.02(b), with respect to any breach of covenant or agreement made by or to be performed on the part of the Porsche or any of its Affiliates under the Acquisition Documents and (z) Section 11.02(c), in the aggregate, shall be subject to a maximum liability equal to the aggregate Purchase Price; provided, further that the foregoing limitations in clauses (i) and (ii) shall not apply in the event of fraudulent conduct, willful breach or intentional misrepresentation. For the purposes of calculating the amount of any Damages related to a breach of any representation or warranty (but, for the avoidance of doubt, not for purposes of determining whether a breach has occurred), the representations and warranties set forth in this Agreement shall be considered without regard to any “Knowledge,” “material,” “in all material respects,” “Material Adverse Effect” or similar qualifications set forth therein.

11.03 Conduct of Indemnification Proceedings.

(a) Procedures for Third Party Claims. In the case of any claim for indemnification arising from a claim of a third party (a “Third Party Claim”), an Indemnified Party shall give prompt written notice, following such Indemnified Party’s receipt of such claim or demand, to the Indemnifying Party of any claim or demand of which such Indemnified Party has knowledge and as to which it may request indemnification hereunder; provided, however, that failure to give such notice will not affect such Indemnified Party’s rights furnished hereunder unless, and then solely to the extent that, the rights of the parties from whom indemnity is sought are materially prejudiced as a result of such failure. The Indemnifying Party shall have the right (and if they elect to exercise such right, to do so within twenty (20) days after receiving such notice from the Indemnified Party) to defend and to direct the defense against any such claim or demand, in its name or in the name of the Indemnified Party, as the case may be, at the expense of the Indemnifying Party, and with counsel selected by the Indemnifying Party; provided, that the Indemnifying Party shall only be entitled to assume control of the defense of such action only to the extent the Indemnifying Party acknowledges in writing its indemnity obligations and assumes and holds the Indemnified Party harmless from and against the full amount of any Damages resulting therefrom to which the Indemnified Party is entitled to indemnification hereunder; and provided further that the Indemnifying Party shall not be entitled to assume control of such defense if: (i) the Indemnifying Party shall not have taken any action to defend such third party claim within such twenty (20) day period; (ii) such claim or demand seeks an injunction or other equitable relief against the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded that (x) there is a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such claim or demand or (y) the Indemnified Party has one or more defenses not available to the Indemnifying Party; (iv) such claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; or (v) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such third party claim. Notwithstanding anything in this Agreement to the contrary, the Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party, and keep the Indemnifying Party fully informed, in the defense of such claim or demand. The Indemnified Party shall have the right to participate in the defense of any claim or demand with counsel employed at its own expense; provided, however, that, in the case of any claim or demand described in clauses (i) through (v) of the second preceding sentence or as to which the Indemnifying Party shall not in fact have timely employed counsel to assume the defense of such claim or demand, the reasonable fees and disbursements of one firm of counsel shall be at the expense of the Indemnifying Party. The Indemnifying Party shall have no indemnification obligations with respect to any such claim or demand which shall be settled by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall not settle any such claim without the prior written consent of the Indemnified Party, unless such claim solely involves a claim for monetary Damages and such settlement is accompanied by a document releasing the Indemnified Party from all Liability with respect to the matter in controversy, in form and substance reasonably satisfactory to the Investors.

(b) Procedures for Inter-Party Claims. In the event that an Indemnified Party determines that it has a claim for Damages against an Indemnifying Party hereunder (other than as a result of a Third Party Claim), the Indemnified Party shall give prompt written notice thereof to the Indemnifying Party, specifying, to the extent then known, the amount of such claim and any relevant facts and circumstances relating thereto. The Indemnified Party and the Indemnifying Party shall negotiate in good faith for a thirty (30) day period regarding the resolution of any disputed claims for Damages. If no resolution is reached with regard to such disputed claim between the Indemnifying Party and the Indemnified Party within such thirty (30) day period, the Indemnified Party shall be entitled to seek appropriate remedies in accordance with the terms hereof. Promptly following the final determination of the amount of any Damages claimed by the Indemnified Party, the Indemnifying Party shall pay such Damages to the Indemnified Party by wire transfer or check made payable to the order of the Indemnified Party, without interest. In the event that the Indemnified Party is required to institute a Proceeding in order to recover Damages to which it is entitled pursuant to a final determination hereunder, the cost of such Proceeding (including costs of investigation and reasonable attorneys’ fees and disbursements) shall be added to the amount of Damages payable to the Indemnified Party if the Indemnified Party recovers Damages in such Proceeding.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.01 Publicity.

(a) The initial press release with respect to the execution of this Agreement and the Transactions shall be a joint press release by the Company and Porsche in a form reasonably acceptable to the Investors. Except as otherwise set forth in this Section 12.01, no public release or announcement concerning the Transactions shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by Law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. By 8:30 a.m. (New York time) on the trading day immediately following the Closing Date, the Company shall issue a press release disclosing the consummation of the Transactions. No later than the fourth trading day following the Closing Date, the Company will file a Current Report on Form 8-K attaching the press release described in the foregoing sentence as well as copies of the Investment Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq.

(b) Notwithstanding the forgoing, nothing in this Section 12.01 shall prevent the Investors, or any manager or general partner thereof, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the Transactions, in each case subject to customary obligations of confidentiality with respect to non-public information such as transaction value or other specific economic terms; provided, that the Investors shall be liable for any disclosures made by the recipients pursuant to this sentence.

12.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the receipt of the Stockholders’ Approval, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained.

12.03 Extension; Waiver. At any time prior to the Closing, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 12.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of any of the Company, Parent, or Merger Sub. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

12.04 Expenses. The Company shall pay the fees and expenses of the Investors, including without limitation, the reasonable and customary fees and expenses of Investor Counsel, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and any amendments, modifications or waivers thereto, as well as any fees and expenses reasonably incurred by the Investors in connection with their administration, monitoring and supervision of their investment in the Company, including without limitation, travel, meals, and lodging, as and when such fees and expenses are incurred (the “Investor Fees”). The Investor Fees incurred through the Closing Date shall be paid to the Investors (in such allocation among them as they may determine in their sole discretion) on the Closing Date. The Company, Parent and Merger Sub shall bear their own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents.

12.05 Representation; Conflict Waiver.

(a) Recognizing that Lowenstein Sandler LLP is representing the Investors in connection with the Transactions, each Party agrees that Lowenstein Sandler LLP (“Investor Counsel”) may continue to serve as counsel to the Investors and any of their Affiliates in connection with any matters unrelated or related to this Agreement, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Lowenstein Sandler LLP prior to the date hereof, and waives any claim it has or may have that Lowenstein Sandler LLP has a conflict of interest or is otherwise prohibited from engaging in such representation. Each Party hereby agrees that in the event a dispute arises after the date hereof between the Investors and/or any of their Affiliates, on the one hand, and Parent, the Company, the Company Subsidiaries and/or any of their Affiliates, on the other hand, Lowenstein Sandler LLP may represent the Investors and/or any of their Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent and/or the Company.

(b) Each Party further acknowledges that Lowenstein Sandler LLP has in the past performed, currently performs and may continue to perform legal services for the Company and the Company Subsidiaries in matters unrelated to the Transactions. Accordingly, each Party hereby acknowledges that they have had an opportunity to ask for information relevant to this disclosure. Each of Parent and the Company hereby consents to, and waives the conflict of interest arising from Lowenstein Sandler LLP’s representation of the Investors in connection with the Transactions and any and all existing or future matters of every type and description, whether such matters on behalf of the Investors are adverse to Parent, the Company, the Company Subsidiaries and/or any of their respective Affiliates, or otherwise, and further agrees that it will not seek to disqualify Lowenstein Sandler LLP from such representation of the Investors. Each of the Investors hereby consents to, and waives the conflict of interest arising from Lowenstein Sandler LLP’s continued (or future) representation of Parent, the Company, the Company Subsidiaries and their respective Affiliates in matters unrelated to the Transactions, now and in the future, and any and all existing or future matters of every type and description, other than in connection with matters in which the Investors or any of their Affiliates is adverse to Parent, the Company, the Company Subsidiaries and/or any of their respective Affiliates.

12.06   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon transmitter’s confirmation of delivery to recipient), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 12.06):

If to the Company, Parent or Merger Sub:

I.D. Systems, Inc.
123 Tice Boulevard

Woodcliff Lake, NJ 07677

Attention: Chris Wolfe
E-Mail: cwolfe@id-systems.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Jeffrey S. Spindler
E-mail: jspindler@olshanlaw.com

If to any of the Investors:

to the addresses set forth on Schedule I affixed hereto.

With a copy to:

Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
Attention: Steven E. Siesser, Esq.
E-mail: ssiesser@lowenstein.com

12.07   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.08   Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, however, notwithstanding the foregoing clause (b), the provisions of ARTICLE 11 shall be enforceable by each Indemnified Party.

12.09   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Investment Transactions, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Investment Transactions be consummated as originally contemplated to the fullest extent possible.

12.10   Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, however, an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate acquiring some or all of its Investment Shares without the prior written consent of the Company; provided, further, that any such assignment shall not relieve the assigning Party of its obligations hereunder. Any purported assignment without such consent shall be void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

12.11   Governing Law; Exclusive Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Investment Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 12.06 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(c) Each Party hereby irrevocably consents and agrees, for the benefit of each other Party, that any legal action, suit or proceeding against it with respect to the confirmation and/or enforcement of an award rendered in a Delaware court pursuant hereto (an “Award”) may be brought in the courts of Delaware or any court in a jurisdiction where the assets of such Party are located, and hereby irrevocably accepts and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding to confirm or enforce an Award. Each Party waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any such court to confirm an Award and hereby further waives and agrees not to plead or claim in any such court that any such action or proceeding brought therein has been brought in an inconvenient forum.

12.12   Remedies; Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that (i) each of the Parties hereto shall be entitled to, and may seek in the alternative, such remedies as are available at law and in equity, and (ii)(A) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity, (B) no Party or any other Person shall be required to secure or post any bond or similar instrument in connection with the obtaining of any specific performance or injunctive relief and each Party irrevocably waives and shall not be entitled to assert any right it may have to require the securing or posting of any such bond or similar instrument and (C) the Parties irrevocably waive and shall not be entitled to assert, in any action for specific performance, injunctive relief or other equitable relief, the defense of adequacy of a remedy at law or that an award of specific performance, injunctive relief or other equitable relief is not an appropriate remedy for any reason at law or equity. A Party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such Party or its Affiliates. For the avoidance of doubt, (x) the Investors shall be entitled to the remedies provided herein in the alternative, and not be required to elect their remedies, in any Proceeding brought to seek redress for the failure of the Company, Parent and/or any of their Affiliates to consummate the Transactions pursuant to this Agreement or any of the other Transaction Documents and (y) notwithstanding anything to the contrary in this Agreement, the failure of any of the conditions set forth in Section 9.02 to be satisfied shall not be a defense to, and shall in no way limit or impair, the Investors’ rights to enforce specifically the Company’s, Parent’s and/or Merger Sub’s obligations hereunder if such failure results, directly or indirectly, from the Company’s, Parent’s and/or Merger Sub’s breach or failure to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document, and, solely for purposes of enforcing this Agreement, any such condition(s) shall nevertheless be deemed satisfied.

(b) Notwithstanding Section 12.12(a) or anything else to the contrary in this Agreement, the Company shall not be entitled to enforce specifically the Investors’ obligations to consummate the purchase of the Investment Shares unless (i) all of the conditions set forth in Section 9.01 (other than those conditions that by their nature are to be satisfied at the Closing (provided that such conditions would have been satisfied or waived assuming the Closing were to occur)) shall have been satisfied (or are capable of being satisfied at the Closing) or (to the extent permissible under applicable Law) waived; (ii) the Company has irrevocably confirmed in writing to the Investors that (A) all of the conditions to the Investors’ obligations have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions would have been satisfied or waived assuming the Closing were to occur), and (B) if specific performance is granted, then it is ready, willing and able to take the actions within its control to cause the Closing to occur; and (iii) the Investors have failed to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement.

12.13   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

12.14   Non-Recourse. Notwithstanding anything herein to the contrary, no representative, Affiliate of, or direct or indirect equity owner in, the Company shall have any personal liability to the Investors or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Company, Parent or Merger Sub in this Agreement or any other Investment Document, and no representative, Affiliate of, or direct or indirect equity owner in, any of the Investors, shall have any personal liability to the Company, Parent, Merger Sub or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of any of the Investors in this Agreement or any other Investment Document.

12.15   Definitions.

(a) As used herein, the following terms have the following meanings:

“Acquisition Documents” means the Porsche Merger Agreement and the other agreements entered into by Parent, Porsche Holdco, the Company and/or Porsche in connection with the Acquisition.

“Acquisition Shares” means the shares of Parent Common Stock issued as consideration to the Porsche shareholders pursuant to the Porsche Merger Agreement.

“Acquisition Transactions” means the Acquisition and the other transactions contemplated by the Porsche Merger Agreement and the other Acquisition Documents.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean (a) the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of voting securities, Contract, or otherwise or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity). For the avoidance of doubt, the Investors will not be deemed to be Affiliates of Parent, Porsche, the Company or any of their respective Subsidiaries.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law or Order to close.

“Cash and Cash Equivalents” means all unrestricted cash on hand, cash in bank accounts, certificates of deposit, commercial paper, treasury bills and notes, marketable securities and other cash equivalents, including any received but un-cleared checks, but specifically excluding outbound ACH, drafts and wires and issued but un-cleared checks, each as determined in accordance with GAAP.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-K” means the Company’s annual report on Form 10-K for the annual period ended December 31, 2017.

“Company Acquisition Proposal” means (i) any proposal or offer (other than the Transactions or any other proposal or offer by the Investors or their Affiliates) with respect to a merger, consolidation, business combination or similar transaction involving the Company or any one or more of the Company Subsidiaries (except for any transaction between or among two or more of the Company’s Subsidiaries); (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase, license acquisition or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person or group of Persons (other than the Investors, Parent, Merger Sub or their respective Affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 15% or more of the total voting power or of any class of equity securities of the Company or any one or more of the Company Subsidiaries which comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, or, in the case of a transaction described in clause (i), the entity resulting from such transaction (to the extent such entity would comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole, prior to such transaction) or (B) assets (including equity securities of any of the Company’s Subsidiaries) comprising 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole; or (iii) a recapitalization, reorganization, joint venture, partnership, restructuring, liquidation, dissolution or other winding up of the Company and/or any of the Company Subsidiaries for consideration equal to 15% or more of the fair market value of (x) all of the issued and outstanding Company Common Stock on the last trading day prior to the date of this Agreement or (y) the consolidated total assets of the Company and the Company Subsidiaries, taken as a whole (in each case prior to such transaction).

“Company Adverse Recommendation Change” means any of the following actions by the Company, the Company Board or any committee thereof: (i) withholding, withdrawing, modifying or qualifying in a manner adverse to the Investors or proposing publicly to withhold, withdraw, modify or qualify in a manner adverse to the Investors, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in (or removing it from) the Joint Proxy Statement/Prospectus, (iii) approving, endorsing, recommending or otherwise publicly declaring to be advisable or proposing to approve, endorse, recommend or determine to be advisable any Company Acquisition Proposal, (iv) following the date any Company Acquisition Proposal or any modification to the price, form of consideration or conditionality thereto is first made public or sent or given to the stockholders of the Company, failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after the Investors reasonably requests a reaffirmation thereof in writing, (v) following the commencement of any take-over bid, tender offer or exchange offer for Company Common Stock that is publicly disclosed, publicly being neutral or failing to reject or recommend against acceptance of any such take-over bid, tender offer or exchange offer within five (5) Business Days of such commencement of such take-over bid, tender offer or exchange offer or recommending that the stockholders of the Company tender their respective Company Common Stock in such take-over bid, tender offer or exchange offer, or (vi) publicly announcing an intention, or resolving, to take any of the foregoing actions; provided, however, neither (x) a customary “stop, look and listen” or similar communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act (including disclosure of the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto) or (y) factually accurate public statements regarding financial results, operations or business conditions or developments shall, in any case, in and of itself constitute a Company Adverse Recommendation Change.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2017 and the notes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2017.

“Company Board” means the Board of Directors of the Company.

“Company Equity Plans” means the following plans of the Company: the I.D. Systems, Inc. 2007 Equity Compensation Plan (as amended through June 21, 2012), I.D. Systems, Inc. 2009 Non-Employee Director Equity Compensation Plan, as amended, I.D. Systems, Inc. 2015 Equity Compensation Plan and I.D. Systems, Inc. 2018 Incentive Plan.

“Company Intellectual Property Rights” means, collectively Owned Intellectual Property Rights and Licensed Intellectual Property Rights.

“Company Intervening Event” means a material positive event, change in circumstances or development materially affecting the business or financial condition of the Company and the Company Subsidiaries, taken as a whole, that was not known or reasonably foreseeable as of the date of this Agreement, which event, change or development first becomes known to the Company Board prior to the receipt of the Stockholder Approval and which causes the Company Board to conclude in good faith, based on the advice of the Company’s outside financial advisors and legal counsel duly licensed to practice law in the State of Delaware, that the failure to make a Company Adverse Recommendation Change would result in a violation of the fiduciary duties of the Company Board under applicable Law; provided that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof; (B) any change in the price or trading volume of the Company Common Stock or any other securities of the Company or the securities of Porsche (provided that, except as otherwise provided in clause (D) below, the underlying causes thereof may constitute or be taken into account in determining whether there has been an Intervening Event); (C) the fact that the Company or any Company Subsidiary meets or exceeds any internal or published budgets, plans, forecasts or projections for any period (provided that the underlying causes thereof may constitute or be taken into account in determining whether there has been an Intervening Event); (D) any event, change or development relating to Porsche, its business opportunities, prospects or financial condition, or to the Porsche Merger Agreement; or (E) an increase or potential increase, or events leading to or reasonably anticipated to lead to, orders or purchases from new or existing customers or business partners.

“Company IT Assets” means any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or any of the Company Subsidiaries or licensed or leased to the Company or any of the Company Subsidiaries (excluding any public networks).

“Company Option” means each option to purchase shares of Company Common Stock outstanding under any of the Company Equity Plans.

“Company Proposals” means (i) the adoption of this Agreement and approval of the Parent Merger, (ii) approval of the issuance of the Investment Shares, (iii) approval of the issuance of the Acquisition Shares, (iv) approval of the amendment to the I.D. Systems, Inc. 2018 Incentive Plan, (v) approval of the authorized share capital of Parent as set forth in Article Fifth of the Parent Charter, (vi) approval of the indemnification provisions in Article Eleventh of the Parent Charter, (vii) approval of the corporate opportunity provisions in Article Twelfth of the Parent Charter, and (viii) approval of the exclusive forum provisions in Article Sixteenth of the Parent Charter.

“Company Restricted Stock Award” means each restricted stock award of shares of Company Common Stock outstanding under any of the Company Equity Plans.

“Company Superior Proposal” means any bona fide and written Company Acquisition Proposal that the Company Board determines in good faith, based on the advice of with its outside legal counsel and financial advisors, is reasonably capable of being consummated substantially in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the Transactions, in each case, after taking into account all relevant factors, including all terms and conditions of such Company Acquisition Proposal (including the likelihood that such Company Acquisition Proposal is consummated in accordance with its terms, after taking into account all legal, financial (including the certainty of financing) and regulatory aspects of the proposal and the Person making the Company Acquisition Proposal), and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by the Investors in writing pursuant to Section 7.02(b) in response to such Company Acquisition Proposal). For purposes of this definition, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%”.

“Company Termination Fee” has the meaning ascribed to such term in the Porsche Merger Agreement.

“Contract” means any legally binding agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other legally binding commitment, arrangement or understanding, whether written or oral.

“Debt Financing” has the meaning ascribed to such term in the Porsche Merger Agreement.

“Debt Financing Commitment” has the meaning ascribed to such term in the Porsche Merger Agreement.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Environmental Claim” means any Proceeding or Order alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Law.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances, (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances, or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations required by Environmental Law.

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership or similar interest in any Person, and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing, in each case issued, granted, entered into, agreed to or authorized by such Person.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Facility Fee” means an amount equal to two percent (2.0%) of the aggregate Purchase Price funded at the Closing.

“Flow of Funds Statement” means a “flow of funds” statement, prepared for purposes of distributing the amounts payable in connection with the closing of the Transactions, in form and substance reasonably satisfactory to the Investors.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, province, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or merger control authority, (ii) federal, state, provincial, local or non-U.S. court or tribunal, (iii) self-regulatory organization (including any national securities exchange), or (iv) other governmental, quasi-governmental, supranational or regulatory entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any license, approval, clearance, permit, certificate, waiver, amendment, consent, exemption, variance, expiration and termination of any waiting period requirements, other actions by, and any notice, filing, registration, qualification, declaration and designation with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect (i) under any Environmental Law, or (ii) that can form the basis of any liability under any Environmental Law or any Order relating to pollution, waste, the environment, or the protection of worker health and safety.

“Intellectual Property” means all intellectual property and technology, including: (i) internet domain names, whether or not trademarks, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, LinkedIn, Instagram, YouTube, Google+ and other social media companies and the content found thereon and related thereto, and URLs; (ii) expressions, designs and other works of authorship; (iii) inventions, discoveries, trade secrets, business and technical information and know-how, databases, processes, procedures, research and development results, marketing plans and other confidential and proprietary information, excluding any Personal Data contained in any of the foregoing; and (iv) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases, algorithms, structures, development tools and other related specifications, media and documentation, excluding any Personal Data contained in any of the foregoing.

“Intellectual Property Rights” means any and all common law or statutory intellectual property rights or proprietary rights and protections (anywhere in the world), including all such rights relating to, arising from, or associated with any Intellectual Property, including: (i) trademarks, service marks and rights in trade names, brand names, logos, corporate names, trade dress, design rights and other similar designations of source, sponsorship, association or origin, and all registrations, applications and renewals for, any of the foregoing; (ii) copyrights, author, performer, moral and neighboring rights, and mask works and all registrations, applications for registration and renewals of any of the foregoing; (iii) trade secrets and other rights in confidential information; and (iv) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“Insider” means each director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, and any promoter connected with the Company in any capacity on the date hereof.

“Investment Documents” means this Agreement, the Parent Charter, the Registration Rights Agreement, and each other document, agreement, instrument and certificate executed and delivered in connection therewith in respect of the Parent Merger and/or the offering and sale of the Securities.

“Investment Transactions” means the Parent Merger, the offering and sale of the Securities and the other transactions contemplated by this Agreement and the other Investment Documents.

“Knowledge” of the Company means the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 12.15.

“Law” means any United States, federal, state, provincial or local or any non-U.S. law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Leased Real Property” means each parcel of real property subject to a lease, sublease, license or occupancy agreement to which the Company or any of the Company Subsidiaries is a party as lessee, sublessee, licensee or occupant.

“Liability” means any liability, indebtedness obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of the Company Subsidiaries or for which the Company or any of the Company Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, hypothecation, lien, pledge, charge, security interest, deed of trust, right of first refusal or offer, option, easement, right of way, or any other encumbrance (other than such a limitation arising under securities Law in respect of such property or asset).

“Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any other jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of the Company Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Merger Sub or any of their respective Affiliates or by any of the Company or the Company Subsidiaries or their respective Affiliates at the written direction or with the written consent of the Investors or as expressly required by the terms, conditions or restrictions of this Agreement or the Transactions, (vii) the entry into, the public announcement of, or pendency of this Agreement and the Transactions (it being understood that this clause (vii) shall not apply to any representation or warranty of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement), (viii) any failure by the Company and the Company Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period, or (ix) any change in the market price or trading volume of the Company’s securities or in its credit ratings; provided, however, (A) in the case of clauses (i), (ii), (iii), (iv) and (v), any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) the Company and the Company Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which the Company and the Company Subsidiaries operate; and (B) in the case of clauses (viii) and (ix), the underlying causes of any failure or adverse change shall not be excluded unless otherwise specifically excluded by clauses (i) through (vii).

“Nasdaq” means The Nasdaq Global Market LLC.

“Open Source Material” means software or other material that is licensed or distributed under a “free” source-code license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License.

“Order” means any order, writ, injunction, decree, consent decree, judgment, ruling, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned by, purported to be owned by or exclusively licensed to the Company or any of the Company Subsidiaries.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share, together with any securities into which such shares may be reclassified, whether by merger, charter amendment or otherwise, to the extent the Investment Shares, in connection with any such reclassification, become convertible into such securities pursuant to the Parent Charter.

“Party” means each of the Company, Parent, Merger Sub and the Investors individually, as the context requires, and “Parties” means all of them collectively.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Financial Statements, or (with respect to such Liens arising after the date of this Agreement) on the financial books and records of the Company, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Financial Statements, or (with respect to such Liens arising after the date of this Agreement) on the financial books and records of the Company, (iii) Liens reflected on the Company Balance Sheet, (iv) zoning, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property in any manner that would reasonably be expected to materially impair the continued use and operation of the Leased Real Property as presently conducted, (v) licenses or covenants not to sue with respect to Intellectual Property Rights, (vi) statutory, common law or contractual liens of landlords, (vii) title defects, encumbrances or irregularities that do not secure the payment of a sum of money or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Affiliates as presently conducted, and (viii) any Liens set forth on Schedule 12.15.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority or arbitrator (public or private), or group (within the meaning of Section 13(d)(3) of the Exchange Act).

“Personal Data” means an identifiable individual’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Company or any of the Company Subsidiaries, allows the identification of or contact with an individual and any other information about such individual that can be traced back thereto.

“Porsche Shareholder Approval” means the affirmative vote of the holders of a majority of the outstanding ordinary shares of Porsche in favor of the Porsche Merger Agreement and the transactions contemplated thereby.

“Porsche Voting Agreement” has the meaning ascribed to the term “Voting Agreement” in the Porsche Merger Agreement.

“Proceeding” means any suit, audit, action, claim, litigation, arbitration, mediation, hearing, public inquiry, or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private or whether written or oral) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator (public or private).

“Registration Statement” has the meaning ascribed to such term in the Porsche Merger Agreement.

“Release” shall have the same meaning as under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Section 9601 (22).

“Representatives” means a Person and its Subsidiaries’ directors, officers, employees, Affiliates, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Required Financing Information” has the meaning ascribed to such term in the Porsche Merger Agreement.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means the Investment Shares and the Conversion Shares.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Series A Director” has the meaning ascribed to such term in the Parent Charter.

“Specified Representations” means the representations and warranties contained in the first sentence of Section 5.01 (Organization and Qualification), Section 5.02 (Authorization; Enforcement; Validity), Section 5.05 (Valid Issuance), Section 5.06(a) (Capitalization), the first two sentences of Section  5.07(a) (Subsidiaries), the first and third sentences of Section 5.07(b) (Subsidiaries), Section 5.11(b) (Absence of Certain Changes), Section 5.24 (Finders’ Fees, etc.), Section 5.26 (Application of Takeover Protections; Rights Agreements), Section 5.28 (No Directed Selling Efforts or General Solicitation), Section 5.29 (No Integrated Offering), Section 5.30 (Rule 506 Compliance), Section 5.31 (Private Placement) and Section 5.33 (Investment Company); provided, however, that, for purposes of ARTICLE 11, Section 5.11(b) shall not be deemed to be a Specified Representation.

“Specified Stockholder Approval” means the approval of the following Company Proposals by the holders of the requisite number of shares of Company Common Stock: (i) the adoption of this Agreement and approval of the Parent Merger, (ii) approval of the issuance of the Investment Shares, (iii) approval of the issuance of the Acquisition Shares, and (iv) approval of the authorized share capital of Parent as set forth in Article Fifth of the Parent Charter.

“Standstill Termination Date” means the earlier to occur of (i) such date as the Investors and their respective Affiliates collectively cease to beneficially own five percent (5%) of the outstanding Parent Common Stock (determined on a fully-diluted basis) or (ii) the thirteen (13) month anniversary of the Optional Redemption Date (as defined in the Parent Charter) in connection with an Optional Redemption Notice (as defined in the Parent Charter) providing for a redemption of such number of shares of Series A Preferred Stock as would result, if consummated (whether or not consummated), in the Investors and their respective Affiliates collectively ceasing to beneficially own at least five percent (5%) of the outstanding Parent Common Stock (determined on a fully-diluted basis) as of such Optional Redemption Date, whether or not any shares of Series A Preferred Stock then remain outstanding.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, a majority of the equity interests therein or (ii) has the right to appoint a majority of the directors or managers.

“Taxes” means (i) any and all federal, state, provincial, local, non-U.S. and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, consumer price index linkage, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), national health insurance, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents to be supplied to any Governmental Authority with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any Contract binding a Party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Third Party” means any Person other than the Company, Parent, Merger Sub or any of their respective Affiliates.

“Transaction Documents” means the Investment Documents and the Acquisition Documents.

“Transactions” means the Investment Transactions and the Acquisition Transactions.

“Treasury Regulations” means the regulations promulgated under the Code.

(b) Each of the following terms is defined in the section set forth opposite such term:

Defined Term	Section
Acceptable Company Confidentiality Agreement	7.02(a)
Acquisition	Recitals
Agreement	Preamble
Alternative Company Acquisition Agreement	7.02(a)
Award	12.11(c)
Award Agreements	8.01
Bankruptcy and Equity Exception	5.02
Buy-In	7.08
Certificate of Merger	2.02(a)
Closing	4.02
Closing Date	4.02
Company	Preamble
Company Board Recommendation	7.04(a)
Company Common Stock	3.01(a)
Company Customers and Suppliers	5.22
Company Material Contract	5.21(a)
Company Plan	5.15(a)
Company Preferred Stock	5.06(a)
Company Privacy Policy	5.19(n)
Company Real Property Leases	5.18(b)
Company Registered IP	5.19(d)
Company SEC Documents	5.08(a)
Company Securities	5.06(a)
Company Source Code	5.19(i)
Company Subsidiary or Company Subsidiaries	5.07(a)
Company Subsidiary Securities	5.07(b)
Conversion Shares	Recitals
Damages	11.02
DGCL	2.01
Disclosure Schedule	ARTICLE 5
Disqualification Event	5.30
Employment Agreements	8.01
Evaluation Date	5.08(g)
FCPA	5.23(a)
Financial Statements	5.09
Governmental Grant	5.19(m)
Indemnified Party	11.02
Indemnifying Parties	11.02
internal controls	5.08(g)
Investment Effective Time	1.03
Investment Shares	Recitals
Investor or Investors	Preamble
Investor Counsel	12.05(a)
Investor Fees	12.04
Joint Proxy Statement/Prospectus	5.36
Merger Sub	Preamble
Multiemployer Plan	5.15(d)
Outside Date	10.01(c)
Parent	Preamble
Parent Charter	2.03(c)
Parent Charter Effective Time	1.01
Parent Merger	Recitals
Parent Merger Effective Time	1.02
Per Share Price	Recitals
Porsche	Recitals
Porsche Holdco	Recitals
Porsche Holdco Loan and Contribution Transactions	Recitals
Porsche Merger Agreement	Recitals
Pre-Closing Period	7.01
Public Official	5.23(a)
Purchase Price	Recitals
Registered Intellectual Property Rights	5.19(a)
Registration Rights Agreement	Recitals

Defined Term	Section

Regulation D	Recitals
Rule 144	7.08
Rule 506	5.30
SEC	Recitals
Series A Preferred Stock	Recitals
Stockholder Approval	5.02
Stockholder Litigation	7.14
Stockholders’ Meeting	7.03
Surviving Corporation	2.01
Third Party Claim	11.03(a)
Transfer Agent	7.08
Voting Agreements	Recitals

12.16   Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(a) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified.

(b) All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(c) Any reference in a particular Section of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company, Parent and Merger Sub that are contained in any other Section of this Agreement (except for those contained in in the first sentence of Section 5.01 (Organization and Qualification) and Section 5.06(a) (Capitalization)) if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties of the Company, Parent and Merger Sub set forth in this Agreement would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Disclosure Schedule shall not be deemed to constitute an admission by the Company, Parent and Merger Sub, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company, Parent and Merger Sub under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation by the Company, Parent and Merger Sub of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. Any disclosure in any Section of the Disclosure Schedule of information that is also filed with or disclosed in any Company SEC Document shall not be deemed a representation that there is no other information filed with or disclosed in any Company SEC Document that would qualify the corresponding representation. All disclosures in the Disclosure Schedule are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)   The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(g) Any reference to a Party or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(h) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(i) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the legislation or provision as exists as of the date that such representation or warranty is made.

(j) A reference to any Contract (including this Agreement and the other Transaction Documents) is to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms thereof, except that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed on such schedule in order to be included in such reference.

(k) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(l) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(m) References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively.

(n) References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified.

(o) If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(p) Whenever the phrase “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice”, whether or not it is in fact followed by those words or words of like import.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the undersigned has executed this Investment and Transaction Agreement or caused its duly authorized officer to execute this Investment and Transaction Agreement as of the date first above written.

I.D. SYSTEMS, INC.

By:	/s/ Chris Wolfe
	Name:	Chris Wolfe
	Title:	Chief Executive Officer

POWERFLEET, INC.

By:	/s/ Ned Mavrommatis
	Name:	Ned Mavrommatis
	Title:	President

POWERFLEET US ACQUISITION INC.

By:	/s/ Ned Mavrommatis
	Name:	Ned Mavrommatis
	Title:	President

[Company, Parent and Merger Sub Signature Page to
Investment and Transaction Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Investment and Transaction Agreement or caused a duly authorized person to execute this Investment and Transaction Agreement as of the date first above written.

INVESTOR:

ABRY Senior Equity V, L.P.
Print name of entity

By:	/s/ John Hunt
Name: John Hunt
Title: Managing Partner

Delaware
Print jurisdiction of organization of entity
Address: Abry Partners 888 Boylston Street Suite 1600 Boston, MA 02199 Attention: John Hunt E-mail: jhunt@abry.com

Aggregate dollar amount of Investment Shares committed to be purchased pursuant to the terms of the Agreement:

$41,960,000.00

Number of Investment Shares:

41,960

[Investor Signature Page to Investment and Transaction Agreement]

IN WITNESS WHEREOF, the undersigned has executed this Investment and Transaction Agreement or caused a duly authorized person to execute this Investment and Transaction Agreement as of the date first above written.

INVESTOR:

ABRY Senior Equity Co-Investment Fund V, L.P.
Print name of entity

By:	/s/ John Hunt
Name: John Hunt
Title: Managing Partner

Delaware
Print jurisdiction of organization of entity
Address: Abry Partners 888 Boylston Street Suite 1600 Boston, MA 02199 Attention: John Hunt E-mail: jhunt@abry.com

Aggregate dollar amount of Investment Shares committed to be purchased pursuant to the terms of the Agreement:

$8,040,000.00

Number of Investment Shares:

8,040

[Investor Signature Page to Investment and Transaction Agreement]